UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 19, 2019

FIRST FINANCIAL BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	0-7674	75-0944023
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

400 Pine Street, Abilene, Texas 79601

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (325) 627-7155

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIN	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Agreement and Plan of Reorganization

On September 19, 2019, First Financial Bankshares, Inc. (“FFIN”), the parent company of First Financial Bank, N.A., Abilene, Texas (“FFB”), Brazos Merger Sub., Inc., a Texas corporation and wholly owned subsidiary of FFIN (“Merger Sub”), and TB&T Bancshares, Inc. (“TB&T”), the parent company of The Bank & Trust of Bryan/College Station, Texas (the “Bank”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), providing for FFIN’s acquisition of TB&T through the merger of Merger Sub with and into TB&T (the “Merger”), with TB&T surviving the Merger as a wholly owned subsidiary of FFIN. Thereafter, TB&T will merge with and into FFIN, with FFIN surviving the merger and the Bank will merge with and into FFB, with FFB as the surviving bank.

At the effective time of the Merger, each outstanding share of TB&T common stock will be converted into the right to receive 1.2502 shares of FFIN common stock. Holders of TB&T common stock will receive cash in lieu of fractional shares. Following the closing of the Merger, TB&T’s former shareholders will have aggregate ownership of approximately 4.4% of the outstanding common stock of FFIN.

The boards of directors of each of FFIN and TB&T have approved the Merger and the Reorganization Agreement. The consummation of the Merger is subject to various conditions, including (i) receipt by TB&T of the requisite approvals of the Reorganization Agreement and Merger from the shareholders of TB&T, (ii) receipt of all required regulatory approvals, (iii) the effectiveness of the registration statement to be filed by FFIN with the Securities and Exchange Commission (“SEC”) with respect to the FFIN common stock to be issued in the Merger, and (iv) certain officers of TB&T entering into employment agreements with FFB. Subject to satisfaction of the closing conditions, the parties anticipate completing the Merger during the first quarter of 2020.

The Reorganization Agreement contains customary representations and warranties from both FFIN and TB&T, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Reorganization Agreement and the effective time of the Merger.

All of the members of the board of directors of TB&T have entered into a voting agreement pursuant to which they have agreed to vote their shares of TB&T common stock in favor of the approval and adoption of the Reorganization Agreement and the Merger and against any alternative transaction. The voting agreement covers approximately 26% of the outstanding TB&T shares. A copy of the form of the voting agreement is included as an exhibit to the Reorganization Agreement and is incorporated by reference herein. In addition, all of the members of the board of directors of TB&T have entered into director support agreements pursuant to which they have agreed to refrain from harming the goodwill of TB&T and to certain post-closing restrictive covenants. A copy of the form of the Director Support Agreement is included as an exhibit to the Reorganization Agreement and is incorporated by reference herein.

The foregoing descriptions of the Reorganization Agreement, the voting agreements and the director support agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, attached hereto as Exhibit 2.1, which are incorporated herein by reference.

Cautionary Statement Regarding Representations and Warranties

The representations, warranties and covenants of each party set forth in the Reorganization Agreement have been made only for purposes of, and were and are solely for the benefit of, the parties to the Reorganization Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Reorganization Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Reorganization Agreement or such other date as is specified in the Reorganization Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Reorganization Agreement is included with this filing only to provide investors with information regarding the terms of the Reorganization Agreement, and not to provide investors with any other factual information regarding the parties to the Reorganization Agreement, their affiliates or their businesses. The Reorganization Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Reorganization Agreement, their affiliates or their businesses, and the Merger that will be contained in, or incorporated by reference into, a registration statement on Form S-4 that will be filed with the SEC and will include a proxy statement of TB&T and a prospectus of FFIN, and the Forms 10-K, Forms 10-Q and other filings that FFIN makes with the SEC.

ITEM 7.01	REGULATION FD DISCLOSURE

In connection with the execution of the Reorganization Agreement discussed in Item 1.01 above, FFIN and TB&T issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits. The following are exhibits to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated September 19, 2019, by and among First Financial Bankshares, Inc., Brazos Merger Sub, Inc., and TB&T Bancshares, Inc. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.)

99.1	Press Release issued by First Financial Bankshares, Inc., dated September 19, 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company’s management, as well as assumptions made beyond information currently available to the Company’s management, and may be, but not necessarily are, identified by such words as “expect,” “plan,” “anticipate,” “target,, “forecast” and “goal.” Because such “forward-looking statements” are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company’s reports filed with the SEC, which may be obtained under “Investor Relations-Documents/Filings” on the Company’s Web site or by writing or calling the Company at 325-627-7155. Except as otherwise stated in this communication, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

Additional Information for Shareholders

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, FFIN intends to file with the SEC a registration statement on Form S-4 to register the shares of FFIN common stock to be issued to TB&T shareholders. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of TB&T seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FFIN, TB&T AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents, when filed, through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by FFIN will be available free of charge by directing a request by telephone or mail to First Financial Bankshares, Inc., 400 Pine Street, Abilene, Texas 79601, Attn: Investor Relations. FFIN’s telephone number is 325-627-7155 or on FFIN’s website at www.ffin.com, under the tab “Investor Relations.”

FFIN, TB&T and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TB&T’s shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of FFIN is set forth in the proxy statement for FFIN’s 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 1, 2019. Free copies of this document may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL BANKSHARES, INC.
(Registrant)

DATE: September 20, 2019	By:	/s/ F. Scott Dueser
F. SCOTT DUESER
President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

FIRST FINANCIAL BANKSHARES, INC.

BRAZOS MERGER SUB, INC.

AND

TB&T BANCSHARES, INC.

Dated as of September 19, 2019

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBITS

Exhibit “A”	Form of Bank Merger Agreement

Exhibit “B”	Form of Voting Agreement

Exhibit “C”	Form of Director Support Agreement

Exhibit “D”	Form of Employment Agreement

Exhibit “E”	Form of Director Release

Exhibit “F”	Form of Officer Release

-i-

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is dated as of September 19, 2019, by and among First Financial Bankshares, Inc., a Texas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), with its principal offices in Abilene, Texas (“FFIN”), Brazos Merger Sub, Inc., a Texas corporation and wholly owned subsidiary of FFIN (“Merger Sub”), and TB&T Bancshares, Inc., a Texas corporation and registered bank holding company under the BHCA (“TBT”). An index of defined terms is included in Section 10.12.

RECITALS

WHEREAS, TBT owns all of the capital stock of The Bank & Trust of Bryan/College Station, a Texas banking association with its principal office in Bryan, Texas (the “Bank”);

WHEREAS, FFIN owns all of the capital stock of First Financial Bank, National Association, a national association with its principal offices in Abilene, Texas (“FFB”);

WHEREAS, the board of directors of FFIN (the “FFIN Board”) and the board of directors of TBT (the “TBT Board”) have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, FFIN will acquire TBT for fixed aggregate consideration of 6,275,806 shares of common stock, par value $0.01 per share, of FFIN (the “FFIN Stock”), through the merger of Merger Sub with and into TBT, with TBT surviving the merger (the “Merger”) as a wholly owned subsidiary of FFIN;

WHEREAS, immediately following, and in connection with, the Merger, FFIN will cause TBT to be merged with and into FFIN, with FFIN surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”), and immediately following the Second Step Merger, or at such later time as FFIN may determine, FFIN will cause the Bank to be merged with and into FFB, with FFB surviving the merger (the “Bank Merger”);

WHEREAS, it is intended that the Integrated Mergers together will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and that this Agreement and the merger agreement for the Second Step Merger, taken together, constitute and are hereby adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code and the applicable regulations;

WHEREAS, FFIN and TBT have agreed that TBT may, on the terms and subject to the conditions set forth in this Agreement, pay dividends to its shareholders in an amount of up to $2,000,000 prior to Closing;

WHEREAS, FFIN and TBT have agreed that they will make, or enter into agreements to make, certain retention and bonus payments to employees, directors and certain other Persons in an amount of up to $3,000,000 on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

THE MERGER

Section 1.01    Merger of Merger Sub with and into TBT. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into TBT in accordance with the provisions of Chapter 10 of the Texas Business Organizations Code (the “TBOC”). TBT will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the TBOC as a wholly owned subsidiary of FFIN. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02    Effects of the Merger. The Merger will have the effects set forth in Section 10.008 of the TBOC. The name of the Surviving Corporation will be “TB&T Bancshares, Inc.”

Section 1.03    Certificate of Formation and Bylaws. The certificate of formation and bylaws of TBT, as in effect immediately before the Effective Time, will be the certificate of formation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by applicable Law.

Section 1.04    Directors and Officers. The directors and officers, respectively, of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of formation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of FFIN, TBT, Merger Sub or any holder of record of the following securities:

(a)    Each share of FFIN Stock outstanding prior to the Effective Time shall remain one validly issued, fully paid and nonassessable share of FFIN Stock after the Effective Time.

(b)    Except for the Cancelled Shares and Dissenting Shares, each share of common stock, par value $1.00 per share, of TBT (the “TBT Stock”) that is issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest, 1.2502 shares of FFIN Stock (the “Exchange Ratio” and such shares, the “Merger Consideration”).

(c)    No certificates representing a fractional share shall be issued by FFIN. In lieu of any fractional share, each holder of TBT Stock entitled to a fractional share, upon surrender of such shares of TBT Stock, shall be entitled to receive from FFIN an amount in cash (without interest), payable in accordance with Section 1.06, rounded to the nearest cent, determined by multiplying the fractional share by $30.28.

(d)    All shares of TBT Stock to be converted into the right to receive the Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of TBT Stock shall thereafter cease to have any rights with respect to such shares of TBT Stock, except the right to receive the Merger Consideration.

(e)    Any shares of TBT Stock that are owned immediately prior to the Effective Time by TBT, FFIN or their respective Subsidiaries (other than (i) shares of TBT Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties, and (ii) shares of TBT Stock held in respect of a debt previously contracted) shall be canceled and extinguished without any conversion thereof or consideration therefor (the “Cancelled Shares”).

(f)    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(g)    If, prior to the Effective Time, the outstanding shares of FFIN Stock or TBT Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

Section 1.06    Exchange Procedures.

(a)    Prior to the Effective Time, FFIN shall appoint an exchange agent (the “Exchange Agent”) to act as the exchange agent hereunder.

(b)    At or promptly after the Effective Time, FFIN shall deposit with or make available to the Exchange Agent for exchange in accordance with this Section 1.06, the certificates or, at FFIN’s option, evidence of shares in book entry form, representing the shares of FFIN Stock to be issued to holders of TBT Stock pursuant to Section 1.05(b) and any cash payable in lieu of fractional shares (collectively, the “Exchange Fund”).

(c)    No later than five (5) Business Days after the Effective Time and subject to FFIN’s receipt of a list of TBT’s shareholders in a format that is reasonably acceptable to the FFIN, FFIN shall, or shall cause the Exchange Agent to, mail to each holder of record immediately prior to the Effective Time of certificates (other than with respect to Cancelled Shares and Dissenting Shares) representing shares of TBT Stock (each, a “Certificate,” it being understood that any reference herein to a “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of TBT Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate and, if reasonably required by FFIN or the Exchange Agent, the posting by such holder of TBT Stock of a bond in such amount as FFIN may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate; provided, that the amount of such bond may not exceed the aggregate amount of such shareholder’s portion of the Merger Consideration)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent (the “Letter of Transmittal”), and (ii) instructions for use in surrendering each Certificate in exchange for the Merger Consideration, any cash in lieu of a fractional share of FFIN Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.06. The TBT shareholders will be entitled to receive their Merger Consideration only after receipt by the Exchange Agent of a properly completed Letter of Transmittal. If a Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Certificates, then the Exchange Agent will notify that TBT shareholder promptly of the need for further information or documentation.

(d)    Within five (5) Business Days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, or within five (5) Business Days after the Effective Time for any uncertificated shares of TBT Stock held of record in book-entry form (subject to receipt of any customary tax documentation that may be reasonably requested by the Exchange Agent), the Exchange Agent shall deliver to such holder of TBT Stock the Merger Consideration and any cash in lieu of a fractional share of FFIN Stock to be issued or paid in consideration therefor in respect of the shares of TBT Stock represented by such holder’s Certificate or Certificates, and each Certificate surrendered will be canceled. FFIN may, at its option, deliver any shares of FFIN Stock in book-entry form. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of a fractional share of FFIN Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 1.06, and any dividends or distributions to which such holder is entitled pursuant to this Section 1.06. Notwithstanding anything to the contrary herein, no Certificate or Certificates shall be deemed surrendered to the Exchange Agent prior to the Effective Time.

(e)    No dividends or other distributions with respect to FFIN Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of FFIN Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 1.06. However, upon surrender of such Certificate, the Merger Consideration, together with all such undelivered dividends or other distributions without interest, shall be delivered and paid with respect to each share represented by such Certificate. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Section 1.06, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions, if any, with a record date at or after the Effective Time that are payable with respect to the whole shares of FFIN Stock issuable with respect to such Certificate and not paid, and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of FFIN Stock issuable with respect to such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the FFIN Stock issuable with respect to such Certificate.

(f)    In the event of a transfer of ownership of a Certificate representing TBT Stock prior to the Effective Time that is not registered in the stock transfer records of TBT, the Merger Consideration and any cash in lieu of a fractional share of FFIN Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such TBT Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of FFIN and the Exchange Agent that the Tax has been paid or is not applicable.

(g)    FFIN and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such amounts as FFIN or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by FFIN or the Exchange Agent, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by FFIN or the Exchange Agent, as the case may be.

(h)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of TBT at the expiration of six (6) months after the Effective Time shall be paid to FFIN. In such event, any former shareholders of TBT who have not theretofore complied with this Section 1.06 shall thereafter look only to FFIN with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the FFIN Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(i)    Any other provision of this Agreement notwithstanding, none of FFIN, the Surviving Corporation or the Exchange Agent shall be liable to a holder of TBT Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 1.07    Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Integrated Mergers together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement and the merger agreement for the Second Step Merger, shall constitute, and are hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Integrated Mergers to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 1.08    Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, FFIN may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal or state income tax consequences to the holders of TBT Stock as a result of such modification (taken as a whole and not with respect to any individual holder), (ii) the after tax consideration to be paid to the holders of TBT Stock is not changed in kind or reduced in amount, and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals or the Closing.

Section 1.09    Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, each share of TBT Stock that is outstanding immediately prior to the Effective Time and that is held by shareholders (“Dissenting Shares”) who have not voted such shares in favor of this Agreement, the Merger and the transactions contemplated hereby and who will have otherwise complied with the terms and provisions of Chapter 10, Subchapter H of the TBOC will be entitled to those rights and remedies set forth in Chapter 10, Subchapter H of the TBOC; but if a shareholder fails to perfect, withdraws or otherwise loses any such right or remedy granted by the TBOC, each such Dissenting Shares shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Merger Consideration without any interest thereon in accordance with the provisions of this Article I.

Section 1.10    Second Step Merger. As soon as reasonably practicable following the Effective Time, in accordance with the TBOC, FFIN shall cause the Surviving Corporation to be merged with and into FFIN in the Second Step Merger, with FFIN surviving the Second Step Merger and continuing its existence under the Laws of the State of Texas, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, FFIN shall cause to be filed with the Texas Secretary of State, in accordance with the TBOC, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Second Certificate of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the TBOC.

Section 1.11    Bank Merger. Immediately following the Second Step Merger, or at such later time as FFIN may determine in its sole discretion, FFIN will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit “A” (the “Bank Merger Agreement”). FFB shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger will become effective immediately after the Second Effective Time or at such later time as FFIN may determine. Prior to or on the date of this Agreement, the board of directors each of FFB and the Bank have approved the Bank Merger Agreement and FFB and the Bank entered into the Bank Merger Agreement. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01    Time and Place of the Closing and Closing Date.

(a)    On a date mutually acceptable to FFIN and TBT within thirty (30) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of any mandatory waiting periods (the “Closing Date”), as may be extended by mutual agreement of the parties, a meeting will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b)    The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger (the “Certificate of Merger”), reflecting the Merger, filed with the Texas Secretary of State in accordance with the TBOC (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c)    The Closing will take place at the offices of Norton Rose Fulbright US LLP, 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201 at 10:00 a.m. on the Closing Date, or at such other time and place to which the parties may agree.

Section 2.02    Actions to be Taken at the Closing by TBT. At the Closing, TBT will execute and acknowledge, or cause to be executed and acknowledged, and deliver to FFIN such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of FFIN to close hereunder):

(a)    True, correct and complete copies of TBT’s certificate of formation and all amendments thereto, duly certified as of a recent date by the Texas Secretary of State;

(b)    True, correct and complete copies of the Bank’s certificate of formation and all amendments thereto, duly certified as of a recent date by the Texas Department of Banking (“TDB”);

(c)    A certificate of account status, dated as of a recent date, issued by the Texas Comptroller of Public Accounts (the “TCPA”), duly certifying as to the good standing of TBT under the Laws of the State of Texas;

(d)    A certificate of existence of the Bank, dated as of a recent date, issued by the TDB;

(e)    A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended (the “FDIA”);

(f)    A letter, dated as of a recent date, from the Federal Reserve Bank of Dallas, to the effect that TBT is a registered bank holding company under the BHCA;

(g)    A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of TBT, pursuant to which such officer will certify: (i) the due adoption by the TBT Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the shareholders of TBT of this Agreement; (iii) the incumbency and true signatures of those officers of TBT duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and thereby; (iv) that the copy of the bylaws of TBT attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of TBT Stock as of the Closing Date;

(h)    A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of the Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of the Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the due adoption by the sole shareholder of the Bank of resolutions authorizing the Bank Merger, the Bank Merger Agreement and the transactions contemplated by the Bank Merger Agreement; (iii) the incumbency and true signatures of those officers of the Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver the Bank Merger Agreement and the other agreements and documents contemplated hereby and thereby; and (iv) that the copy of the bylaws of the Bank attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(i)    A certificate, dated as of the Closing Date, executed by the chief executive officer of TBT, pursuant to which TBT will certify that (i) TBT has satisfied the conditions set forth in Sections 8.01 and 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to TBT or any of its Subsidiaries, individually or in the aggregate, since the date of this Agreement;

(j)    All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on Confidential Schedule 2.02(j);

(k)    All releases as required under Section 8.06;

(l)    TBT shall have delivered to FFIN a duly executed certificate in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, stating that TBT is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code; and

(m)    All other documents required to be delivered to FFIN under this Agreement, and all other documents, certificates and instruments as are reasonably requested by FFIN or its counsel.

Section 2.03    Actions to be Taken at the Closing by FFIN. At the Closing, FFIN will execute and acknowledge, or cause to be executed and acknowledged, and deliver to TBT such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of TBT to close hereunder):

(a)    True, correct and complete copies of FFIN’s certificate of formation and all amendments thereto, duly certified as of a recent date by the Texas Secretary of State;

(b)    A certificate of account status, dated as of a recent date, issued by the TCPA, duly certifying as to the good standing of FFIN under the Laws of the State of Texas;

(c)    A letter, dated as of a recent date, from the Federal Reserve Bank of Dallas, to the effect that FFIN is a registered bank holding company under the BHCA;

(d)    A certificate, dated as of the Closing Date, executed by the Corporate Secretary or other appropriate executive officer of FFIN, pursuant to which such officer will certify: (i) the due adoption by the FFIN Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of FFIN duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and thereby; and (iii) that the copy of the bylaws of FFIN attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(e)    A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of FFB, pursuant to which such officer will certify: (i) the due adoption by the board of directors of FFB of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the due adoption by the sole shareholder of FFB of resolutions authorizing the Bank Merger, the Bank Merger Agreement and the transactions contemplated by the Bank Merger Agreement; (iii) the incumbency and true signatures of those officers of FFB duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver the Bank Merger Agreement and the other agreements and documents contemplated thereby; and (iv) that the copy of the bylaws of FFB attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(f)    A certificate, dated as of the Closing Date, executed by the chief executive officer of FFIN, pursuant to which FFIN will certify that (i) FFIN has satisfied the conditions set forth in Sections 7.01 and 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to FFIN or any of its Subsidiaries, individually or in the aggregate, since the date of this Agreement;

(g)    All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on Confidential Schedule 2.03(g); and

(h)    All other documents required to be delivered to TBT by FFIN or Merger Sub under this Agreement, and all other documents, certificates and instruments as are reasonably requested by TBT or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TBT

Except as disclosed in the disclosure schedules delivered by TBT to FFIN prior to the execution hereof; provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the disclosure schedules as an exception to a representation or warranty shall not be deemed an admission by TBT of liability or that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change or to represent a determination that such item did not arise in the ordinary course of business, and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced, and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, TBT hereby represents and warrants to FFIN as follows:

Section 3.01    Organization and Qualification.

(a)    TBT is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Texas and is a bank holding company registered under the BHCA. TBT has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the certificate of formation and bylaws of TBT, as amended to date, have been made available to FFIN. Except as set forth in Confidential Schedule 3.01(a), TBT does not own or control any Affiliate or Subsidiary, other than the Bank. The nature of the business of TBT and its activities do not require it to be qualified to do business in any jurisdiction other than the State of Texas, except where the failure to be so qualified has not had and is not reasonably likely to have a Material Adverse Change on

TBT. Except as set forth in Confidential Schedule 3.01(a), TBT has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than the Bank or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by TBT has not been conducted through any other direct or indirect Subsidiary or Affiliate of TBT other than the Bank.

(b)    The Bank is a Texas banking association, duly organized and validly existing under the Laws of the State of Texas and in good standing under the Laws of the State of Texas. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of association and bylaws of the Bank, as amended to date, have been made available to FFIN. The Bank is an insured depository institution as defined in the FDIA and is not a member of the Federal Reserve System. Except as set forth in Confidential Schedule 3.01(b), the Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Except as set forth in Confidential Schedule 3.01(b), the Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

Section 3.02    Authority; Execution and Delivery. TBT has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the TBT Board. The TBT Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of TBT and its shareholders, has directed that this Agreement and the transactions contemplated hereby be submitted to TBT’s shareholders for adoption at a meeting of such shareholders with a recommendation from the TBT Board in favor of adoption and has adopted a resolution to the foregoing effect. TBT has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby to which TBT is a party, have been or at Closing will be, duly executed by TBT, and each constitutes the legal, valid and binding obligation of TBT, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03    Capitalization.

(a)    The entire authorized capital stock of TBT consists solely of 10,000,000 shares of TBT Stock, of which 4,730,087 shares are issued and outstanding and no shares are held as treasury stock. Except as set forth on Confidential Schedule 3.03(a), there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, TBT to purchase, repurchase or otherwise acquire any security of or equity interest in TBT or any predecessor or successor of TBT, obligating TBT to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of TBT Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of TBT Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of TBT Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of TBT Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(b)    The entire authorized capital stock of the Bank consists solely of 10,000,000 shares of common stock, par value $1.00 per share, of the Bank (“Bank Stock”) of which 4,672,637 shares are issued and outstanding and no shares are held as treasury stock. There are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of Texas. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(c)    Except as set forth on Confidential Schedule 3.03(c), TBT owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to any Subsidiary of TBT that is an insured depository institution, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of TBT has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04    Compliance with Laws, Permits and Instruments.

(a)    Except as set forth on Confidential Schedule 3.04(a), TBT and each of its Subsidiaries have in all material respects performed and abided by all obligations required to be performed by it as of the date hereof, and have complied in all material respects with, and is in compliance in all material respects with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the certificate of formation of TBT or any of its Subsidiaries, the bylaws or other governing documents of TBT or any of its Subsidiaries, as applicable (collectively, the “TBT Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to TBT, the Bank or their respective assets, operations, properties or businesses, or (iii) any Law or Order of any Governmental Entity applicable to TBT or any of its Subsidiaries or their respective assets, operations, properties or businesses.

(b)    Except as set forth on Confidential Schedule 3.04(b), the execution, delivery and performance (provided the required regulatory and shareholder approvals are obtained) of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the TBT

Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to TBT or any of its Subsidiaries or their respective assets, operations, properties or businesses or (iii) any Law or Order of any Governmental Entity applicable to TBT or any of its Subsidiaries or their respective assets, operations, properties or businesses.

Section 3.05    Financial Statements.

(a)    TBT has made available to FFIN true and complete copies of (i) the audited consolidated balance sheets of TBT as of December 31, 2016, 2017 and 2018, the audited consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of TBT for the years ended December 31, 2016, 2017 and 2018, and the unaudited consolidated balance sheet of TBT as of June 30, 2019, the unaudited consolidated statements of income and changes in shareholders’ equity of TBT for the six-month period ended June 30, 2019, and (ii) the unaudited balance sheet of the Bank as of June 30, 2019, and the unaudited statements of income and changes in shareholders’ equity of the Bank for the six-month period ended June 30, 2019 (collectively, such financial statements listed in clause (i) and (ii) the “TBT Financial Statements”). The TBT Financial Statements (including the related notes) complied as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been prepared according to generally accepted accounting principles of the United States (“GAAP”) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the consolidated financial condition of TBT and the Bank at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end adjustments that were not material in amount or effect), and the accounting records underlying the TBT Financial Statements accurately and fairly reflect in all material respects the transactions of TBT. Except as set forth on Confidential Schedule 3.05(a), the TBT Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

(b)    TBT has made available to FFIN true and complete copies of Call Report of the Bank as of December 31, 2016, 2017 and 2018 and June 30, 2019 (the “Bank Call Reports”), for the Bank. The Bank Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Bank Call Report in conformity with the instructions to the Bank Call Report. The Bank Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with GAAP and regulatory accounting principles (“RAP”) as applied to banking institutions and in accordance with all applicable rules and regulations. The allowance for loan losses account for the Bank is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of the Bank.

Section 3.06    Undisclosed Liabilities. Except as set forth on Confidential Schedule 3.06, neither TBT nor any of its Subsidiaries have liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by TBT or any of its Subsidiaries or liabilities for federal, state or local taxes or assessments), that are not reflected in or disclosed in the appropriate TBT Financial Statements or Bank Call Reports, except those liabilities and expenses incurred in the ordinary course of business and consistent with prudent business practices since the date of the latest balance sheets included in the TBT Financial Statements or the Bank Call Reports, respectively, and that are not, individually or in the aggregate, material to TBT and its Subsidiaries.

Section 3.07    Litigation.

(a)    Except as set forth on Confidential Schedule 3.07, neither TBT nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of TBT, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TBT or any of its Subsidiaries, nor to the Knowledge of TBT, is there any basis for any proceeding, claim or any action against TBT or any of its Subsidiaries. Except as set forth in Confidential Schedule 3.07, the amounts in controversy in each matter described on Confidential Schedule 3.07, and the costs and expenses of defense thereof (including attorneys’ fees) are fully covered by insurance, subject to the deductible set forth on Confidential Schedule 3.07 with respect to each matter and subject to the policy limits set forth on Confidential Schedule 3.07. There is no Order imposed upon TBT or any of its Subsidiaries or the assets or Property of TBT or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to TBT or any of its Subsidiaries.

(b)    No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of TBT, threatened against TBT or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by TBT or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08    Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHCA and approval of such applications, filings and notices, (b) the filing of applications, filings and notices, as applicable, with the TDB and OCC in connection with the Bank Merger, and approval of such applications, filings and notices, (c) the filing with the Securities and Exchange Commission (“SEC”) of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus, and (ii) the Registration Statement and declaration of effectiveness of the Registration Statement, (d) the filing of the certificates of merger with the Texas Secretary of State pursuant to the requirements of the TBOC, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of FFIN Stock pursuant to this Agreement and the approval of the listing of such FFIN Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by TBT of this Agreement or (B) the consummation by TBT of the transactions contemplated by this Agreement. As of the date of this Agreement, TBT knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and TBT has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 3.09    Title to Assets. Confidential Schedule 3.09 sets forth a list of all existing deeds, leases and title insurance policies for all real property owned or leased by TBT or the Bank, including all other real estate, and all mortgages, deeds of trust, security agreements and other documents describing encumbrances to which such real property is subject, true and complete copies of which have been made available to FFIN. Each of TBT and the Bank has good and marketable title to all of its assets and Properties, including all personal and intangible properties as reflected in the TBT Financial Statements or the Bank Call Reports or acquired subsequent thereto, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except (a) as described in Confidential Schedule 3.09, (b) as noted in the TBT Financial Statements or the Bank Call Reports, (c) statutory liens not yet delinquent, (d) consensual landlord liens, (e) encumbrances that do not materially impair the use thereof for the purpose for which they are held, (f) pledges of assets in the ordinary course of business to secure public funds deposits or Federal Home Loan Bank advances, and (g) those assets and properties disposed of for fair value in the ordinary course of business since the applicable dates of the TBT Financial Statements or the Bank Call Reports. At the time of Closing, each Property shall have full, free and uninterrupted access to and from all streets and rights of way adjacent to any Property, and TBT has no Knowledge of any fact or condition which would result in the termination or impairment of such access.

Section 3.10    Absence of Certain Changes or Events. Except as set forth on Confidential Schedule 3.10, since December 31, 2018, each of TBT and each of its Subsidiaries has conducted its business only in the ordinary course and has not:

(a)    incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(b)    discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(c)    increased the shares of TBT Stock or Bank Stock outstanding (other than as the result of the exercise of any stock option award or warrant agreement that was outstanding prior to the date of this Agreement), or declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d)    issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e)    acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f)    mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits or Federal Home Loan Bank advances, and (iii) those assets and properties disposed of for fair value since the applicable dates of the TBT Financial Statements or the Bank Call Reports;

(g)    sold, transferred, leased to others or otherwise disposed of any of its assets (except for assets disposed of for fair value) or canceled or compromised any debt or claim, or waived or released any right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h)    terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably constitute a Material Adverse Change;

(i)    disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any license or Proprietary Right or modified any existing rights with respect thereto;

(j)    other than annual increases in compensation consistent with past practices, made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except to the extent required by applicable Law;

(k)    except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $50,000;

(l)    instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding prior to any court or Governmental Entity relating to its property;

(m)    except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(n)    entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(o)    sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(p)    made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by GAAP or RAP;

(q)    sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $100,000 or more;

(r)    made, renewed, extended the maturity of, or altered any of the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000;

(s)    renewed, extended the maturity of, or altered any of the terms of any loan classified by TBT as “special mention,” “substandard,” or “impaired” or other words of similar import; or

(t)    entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (t) above.

Section 3.11    Leases, Contracts and Agreements.

(a)    Confidential Schedule 3.11(a) sets forth a complete listing, as of August 31, 2019, of all contracts to which TBT or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i)    relate to real property used by TBT or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii)    relate in any way to the assets or operations of TBT or any of its Subsidiaries and involves payments to or by TBT or any of its Subsidiaries of $50,000 or more during the term thereof;

(iii)    contain any right of first refusal or option to purchase in favor of a third party;

(iv)    limits the ability of TBT or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of FFIN or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v)    obligates TBT or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, FFIN and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than TBT or any of its Subsidiaries “most favored nation” status or similar rights;

(vi)    relates to the formation, creation or operation, management or control of any partnership, limited liability company, joint venture or other similar arrangement with any third parties;

(vii)    relates to indebtedness of TBT or any of its Subsidiaries;

(viii)    provides for potential indemnification payments by TBT or any of its Subsidiaries or the potential obligation of TBT or any of its Subsidiaries to repurchase loans;

(ix)    is material to TBT’s and its Subsidiaries’ balance sheets or their financial conditions or results of operations;

(x)    provides any rights to investors in TBT, including registration, preemptive or antidilution rights or rights to designate members of or observers to TBT’s or any of its Subsidiaries’ board of directors;

(xi)    is a data processing/technology contract, software programming or licensing contract;

(xii)    requires a consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xiii)    limits the payment of dividends by the Bank or any other Subsidiary of TBT; or

(xiv)    was otherwise not entered into in the ordinary course of business or that is material to TBT or any of its Subsidiaries or its financial condition or results of operations.

(b)    For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, TBT or the Bank.

(c)    Except as set forth on Confidential Schedule 3.11(c), no participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liability to TBT or any of its Subsidiaries.

(d)    True and correct copies of all such Listed Contracts, and all amendments thereto, have been made available to FFIN.

(e)    Except as set forth on Confidential Schedule 3.11(e), all rent and other payments by TBT and each of its Subsidiaries under the Listed Contracts are current, there are no existing defaults by TBT or any of its Subsidiaries under the Listed Contracts and no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by TBT or any of its Subsidiaries thereunder.

(f)    Except as set forth on Confidential Schedule 3.11(f), since December 31, 2018, neither TBT nor any of its Subsidiaries has entered into any contracts of the type described under Sections 3.11(a)(i) – (xiv).

(g)    (i) Each Listed Contract is valid and binding on TBT or one of its Subsidiaries, as applicable, and enforceable in accordance with its respective terms and conditions (subject to the Bankruptcy Exception), except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Change on TBT, (ii) TBT and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Listed Contract, (iii) to the Knowledge of TBT, each third-party counterparty to each Listed Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Listed Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Change on TBT, (iv) neither TBT nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of any Listed Contract by any of the other parties thereto, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of TBT or any of its Subsidiaries, or to the Knowledge of TBT, any other party thereto, of or under any such Listed Contract.

Section 3.12    Taxes.

(a)    TBT and each of its Subsidiaries have duly and timely filed all federal, state and other material Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all material respects and have been prepared in compliance with all applicable Laws and all Taxes due and owing by TBT and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid. Neither TBT nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has been made in writing and to the Knowledge of TBT, no claim has been assessed by an authority in a jurisdiction where TBT or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Other than Permitted Encumbrances, there are no Liens for Taxes upon any of the assets of TBT or any of its Subsidiaries.

(b)    TBT and each of its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Entity all Taxes required to have been collected or withheld and so paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c)    There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax liability of TBT or any of its Subsidiaries either (i) claimed or raised by any Governmental Entity in writing, or (ii) as to which TBT or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority. No taxing authority has threatened in writing or, the Knowledge of TBT, otherwise to assess additional Taxes for any period for which Tax Returns have been filed.

(d)    True and complete copies of the federal, state and local income Tax Returns of TBT and each of its Subsidiaries, as filed with the taxing authority for the years ended December 31, 2016, 2017, and 2018 have been made available to FFIN. Neither TBT nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(e)    Neither TBT nor any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f)    Neither TBT nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than (i) those to which only TBT and its Subsidiaries are parties, or (ii) commercial business agreements, the principal purpose of which is not the allocation of Taxes.

(g)    Neither TBT nor any of its Subsidiaries have (i) been a member of any group filing a consolidated federal income tax return (other than a group the common parent of which was TBT), nor (ii) any liability for the Taxes of any Person other than TBT and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract or under Law.

(h)    Neither TBT nor any of its Subsidiaries has participated in any reportable transaction or a transaction that is substantially similar to a listed transaction as defined under Sections 6707A, 6011, 6111 and 6112 of the Code and the Treasury Regulations promulgated thereunder.

(i)    Neither TBT nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(j)    Neither TBT nor any of its Subsidiaries received or sought a private letter ruling or gain recognition agreement with respect to Taxes.

(k)    Except as set forth on Confidential Schedule 3.12(k), neither TBT nor any of its Subsidiaries will be required to include any item of income in, nor will TBT or any of its Subsidiaries be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in TBT’s or any of its Subsidiaries’ method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date by TBT or any of its Subsidiaries; (iii) intercompany transaction or excess loss account of TBT or any of its Subsidiaries described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date by TBT or any of its Subsidiaries; (v) prepaid amount received on or prior to the Closing Date by TBT or any of its Subsidiaries; (vi) election under Section 108(i) of the Code; or (vii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.

(l)    Neither TBT nor any of its Subsidiaries have distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m)    Confidential Schedule 3.12(m) lists and contains an accurate and complete description as to the United States federal and each state net operating and capital loss carryforwards for TBT and each of its Subsidiaries, that exist as of June 30, 2019, and no such net operating or capital loss carryforwards are subject to limitation under Sections 382, 383 or 384 of the Code or the Treasury Regulations, as of the Closing Date.

(n)    Within the past three (3) years, the Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of TBT’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(o)    The unpaid Taxes of TBT and each of its Subsidiaries (i) did not, as of June 30, 2019, exceed the current liability accruals for Taxes (excluding any reserves for deferred Taxes established to reflect timing differences between GAAP and Tax income) set forth in the TBT Financial Statements, and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between GAAP and Tax income) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of TBT and its Subsidiaries in filing their respective Tax Returns.

(p)    Neither TBT nor any of its Subsidiaries has taken any action or has Knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.13    Insurance. Confidential Schedule 3.13 sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to TBT and each of its Subsidiaries. All such policies (a) are valid, outstanding and enforceable according to their terms, subject to the Bankruptcy Exception, and (b) are presently in full force and effect, no notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither TBT nor any of its Subsidiaries is in default with respect to any such policy nor has TBT or any of its Subsidiaries failed to give any notice or present any claim thereunder in a due and timely fashion. Except as set forth on Confidential Schedule 3.13, neither TBT nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations, nor has its insurance been limited by any insurance carrier to which TBT or any of its Subsidiaries have applied for any such insurance within the last two (2) years. Each property of TBT and each of its Subsidiaries is insured for an amount deemed adequate by TBT’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of TBT or any of its Subsidiaries within the last three (3) years, and TBT has no Knowledge of any facts that would form the basis of a claim under such bonds.

Section 3.14    No Material Adverse Change. There has not been any Material Adverse Change with regard to or affecting TBT or any of its Subsidiaries since December 31, 2018, nor has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change on TBT or any of its Subsidiaries or that could materially affect TBT’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15    Proprietary Rights. Except as set forth on Confidential Schedule 3.15, neither TBT nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. Neither TBT nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim or action by any such Person pending, or to TBT’s Knowledge, threatened, with respect thereto. To the Knowledge of TBT, since January 1, 2016, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of TBT and its Subsidiaries.

Section 3.16    Transactions with Certain Persons and Entities. Except as set forth on Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by TBT or any of its Subsidiaries to, and neither TBT nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of TBT or any of its Subsidiaries nor is TBT or any of its Subsidiaries a debtor to any such Person other than as part of the normal and customary terms of such person’s employment or service as a director of TBT or any of its Subsidiaries. Except as set forth on Confidential Schedule 3.16, neither TBT nor any of its Subsidiaries uses any asset owned by any shareholder or any present or former director or officer of TBT or any of its Subsidiaries, or any Affiliate thereof, in its operations (other than personal belongings of such officers and directors located in TBT’s or any of its Subsidiaries’ premises and not used in the operations of TBT or any of its Subsidiaries), nor to the Knowledge of TBT do any of such Persons own or have the right to use real property that is adjacent to property on which TBT’s or any of its Subsidiaries’ facilities are located. Except as set forth on Confidential Schedule 3.16 or Confidential Schedule 3.28(a), and excluding deposit liabilities, neither TBT nor any of its Subsidiaries is a party to any transaction or contract with any director or executive officer of TBT or any of its Subsidiaries.

Section 3.17    Evidences of Indebtedness. All evidences of indebtedness and Leases included in the TBT Financial Statements are the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and to the

Knowledge of TBT, are not subject to any defenses, offsets or counterclaims that may be asserted against TBT or any of its Subsidiaries or the present holder thereof. The credit files of TBT and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to TBT that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of TBT or the Bank (including loans that will be outstanding if any of them advances funds they are obligated to advance). TBT and the Bank have disclosed all of the special mention, substandard, impaired, doubtful, loss, nonperforming or problem loans of TBT and the Bank on the internal watch list of TBT or the Bank, a copy of which as of June 30, 2019, has been made available to FFIN. Neither TBT nor the Bank is aware of, nor has TBT or the Bank received notice of, any past or present conditions, events, activities, practices or incidents that may result in a violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of TBT. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in compliance and conformity with all relevant Laws such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects. Notwithstanding anything to the contrary contained in this Section 3.17, no representation or warranty is being made as to the sufficiency of collateral securing, or the collectability of, the loans of the Bank; provided, however, that to the Knowledge of TBT, except as disclosed in the TBT Financial Statements or except as set forth on Confidential Schedule 3.17, no loan of the Bank is impaired and there is no impairment of the fair value of any collateral securing any loan of the Bank.

Section 3.18    Condition of Assets. All tangible assets used by TBT and each of its Subsidiaries are in good operating condition, ordinary wear and tear excepted, and conform in all material respects with all applicable ordinances, regulations, zoning and other Laws, whether federal, state or local. None of TBT’s or any of its Subsidiaries’ premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance and repairs that are not material in nature or cost.

Section 3.19    Environmental Compliance.

(a)    To the Knowledge of TBT, TBT and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. TBT does not have Knowledge of, nor has TBT or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of TBT or any of its Subsidiaries with all Environmental Laws.

(b)    TBT and each of its Subsidiaries have obtained all permits, licenses and authorizations that are required by it under all Environmental Laws, all such permits are in full force and effect, there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c)    To the Knowledge of TBT, no Hazardous Materials exist on, about or within any of the Properties, nor to the Knowledge of TBT has any Hazardous Materials previously existed on, under, about or within or have been used, generated, stored, transported, disposed of, on or released from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment. The use that TBT and each of its Subsidiaries makes and intends to make of the Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment.

(d)    There is no action, suit, proceeding, investigation, or inquiry by any Governmental Entity pending, or to the Knowledge of TBT, threatened against TBT, any of its Subsidiaries or, to TBT’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. Neither TBT nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither TBT nor any of its Subsidiaries received any request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties nor has TBT or any of its Subsidiaries received any notice of any kind from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law.

(e)    Except as listed on Confidential Schedule 3.19, to the Knowledge of TBT, none of the following exists at any property or facility owned or operated by TBT or any of its Subsidiaries: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or urea formaldehyde, or (iv) landfills, surface impoundments, or disposal areas.

(f)    None of the properties currently owned or operated by TBT or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(g)    The transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup, or require the consent of any Person, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.

(h)    Neither TBT nor any of its Subsidiaries, either expressly or by operation of law, has assumed or undertaken any obligation, including any obligation for remedial action, of any other Person under any Environmental Law.

(i)    TBT has provided FFIN with copies of reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

Section 3.20    Regulatory Compliance. All reports, records, registrations, statements, notices and other documents or information required to be filed by TBT and any of its Subsidiaries with any Regulatory Agency, including, but not limited to, the Federal Reserve, FDIC and the TDB, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. None of TBT or any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist Order, has been ordered to pay any civil money penalty, written agreement or other formal or informal administrative action with any such regulatory bodies, and TBT and each of its Subsidiaries are in full compliance with the requirements of any such commitment letter, memorandum of understanding, cease and desist Order, civil money penalty, written agreement or other formal or informal administrative action, and there are no actions or proceedings pending, or to TBT’s Knowledge, threatened against TBT or any of its Subsidiaries by or before any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Except for examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any proceeding or, to TBT’s Knowledge, investigation into the business or operations of TBT or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of TBT or the Bank. TBT is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). The Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)).

Section 3.21    Absence of Certain Business Practices. Neither TBT nor any of its Subsidiaries or to the Knowledge of TBT, any officer, employee or agent of TBT or any of its Subsidiaries, or any other Person acting on their behalf, has, directly or indirectly, within the past five (5) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of TBT or any of its Subsidiaries (or assist TBT or any of its Subsidiaries in connection with any actual or proposed transaction) that (a) could reasonably be expected to subject TBT or any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, could reasonably be expected to have resulted in a Material Adverse Change, or (c) if not continued in the future could reasonably be expected to result in a Material Adverse Change or subject TBT or any of its Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

Section 3.22    Books and Records. The minute books, stock certificate books and stock transfer ledgers of TBT and each of its Subsidiaries (a) have been kept accurately in the ordinary course of business, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect transactions involving the business of TBT or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23    Forms of Instruments, Etc. TBT has made, and will make, available to FFIN copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by TBT and its Subsidiaries in the ordinary course of its business.

Section 3.24    Fiduciary Responsibilities. TBT and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws, regulations, Orders, agreements, instruments and common law standards.

Section 3.25    Guaranties. Except as set forth on Confidential Schedule 3.25, according to prudent business practices and in compliance with applicable Law, neither TBT nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26    Voting Trust, Voting Agreements or Shareholders’ Agreements. There is no existing voting trust, voting agreement, shareholders’ agreement or similar arrangement relating to a right of first refusal with respect to the purchase, sale or voting of any shares of TBT Stock or Bank Stock.

Section 3.27    Employee Relationships.

(a)    TBT and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to its relationships with their employees, and TBT believes that the relationships between TBT’s and each of its Subsidiaries’ employees are good. To the Knowledge of TBT, no executive officer or manager of any of the operations of TBT or any of its Subsidiaries or of any group of employees of TBT or any of its Subsidiaries have any present plans to terminate their employment with TBT or any of its Subsidiaries. Except as set forth on Confidential Schedule 3.27(a), TBT is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against TBT or any of its Subsidiaries before the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of TBT or any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. TBT and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither TBT nor any of its Subsidiaries is engaged in any unfair labor practice.

(b)    Set forth on Confidential Schedules 3.27(b) is a complete and correct list of all employment agreements between TBT or any of its Subsidiaries and any employee of TBT or any of its Subsidiaries. True and correct copies of all employment agreements and all amendments thereto, have been made available to FFIN.

(c)    Except for the Customer Service Agreement (the “PEO Agreement”) between the Bank and G&A Outsourcing, Inc. (together with its Affiliates, the “PEO”) dated January 4, 2010, neither TBT nor any of its Subsidiaries is a party to or bound by any agreement relating to the employment of any current employee with a professional employer or employee leasing organization. TBT and its Subsidiaries have complied in all material respects with their obligations and responsibilities under the PEO Agreement.

Section 3.28    Employee Benefit Plans.

(a)    Set forth collectively on Confidential Schedules 3.27(a) and 3.28(a) is a complete and correct list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all multiple employer and “multiemployer plans” (as defined in the Code or ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan or any other similar plan, agreement, policy or understanding (written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto (“Employee Plans”), which (i) are sponsored, maintained, or contributed to, by TBT, any of its Subsidiaries, or the PEO, or with respect to which TBT or any of its Subsidiaries has or could reasonably be expected to have any liability thereunder and (ii) provide benefits, or describe policies or procedures applicable to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of TBT or any of its Subsidiaries (including service providers who are co-employed by the PEO), or the dependents or spouses of any such Person, regardless of whether funded (the “TBT Employee Plans”). Confidential Schedules 3.27(a) and 3.28(a) indicates each TBT Employee Plan that is sponsored or maintained by the PEO (each, a “PEO-Sponsored Plan”). Each TBT Employee Plan that is not a PEO-Sponsored Plan is herein referred to as a “TBT-Sponsored Plan”.

(b)    Except as set forth on Confidential Schedule 3.28(b), TBT has made available to FFIN true, accurate and complete copies of, as applicable and to the extent in the possession of or reasonably accessible by TBT, the documents comprising each TBT Employee Plan, or, in the case of each unwritten TBT Employee Plan, a written description thereof, including, to the extent applicable, each outstanding award agreement, trust agreement, and funding arrangement (including all annuity contracts, insurance contracts, and other funding instruments); the most current determination or opinion letter issued by the Internal Revenue Service; the three most recently filed Form 5500 Annual Reports (including all schedules and attachments); and documents, records, policies, procedures or other written materials related thereto. No unwritten amendment exists with respect to any written TBT Employee Plan.

(c)    Except as set forth on Confidential Schedule 3.28(c), no TBT Employee Plan is, and neither TBT nor any of its Subsidiaries has ever contributed to, sponsored, maintained, or had any liability with respect to, a “defined benefit plan” within the meaning of ERISA §3(35) or a plan subject to ERISA Title IV.

(d)    Except as set forth on Confidential Schedule 3.28(d), there have been no prohibited transactions (as defined in Code §4975(c)(1)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the TBT Employee Plans that would directly or indirectly subject TBT, any of its Subsidiaries, or any TBT Employee Plan to any taxes, penalties, or other liabilities (including any liability arising from any indemnification agreement or policy), except as would not reasonably be expected to result in a material liability. Each TBT Employee Plan that is intended to be qualified under Code §401(a) has a current favorable determination or opinion letter and each TBT-Sponsored Plan and, to the Knowledge of TBT, each PEO-Sponsored Plan, has been amended for all existing amendments up to and including all changes required by the most recent Required Amendments List applicable to the TBT Employee Plan and has no obligation to adopt any amendments for which the remedial amendment period under Code §401(b) has expired and TBT is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter. Each TBT-Sponsored Plan and, to the Knowledge of TBT, each PEO-Sponsored Plan, is so qualified and has been operated in material compliance with applicable Law and its terms, any related trust is exempt from federal income tax under Code §501(a) and no event has occurred that will or reasonably could result in the loss of such tax exemption or to liability for any tax under Code §511. There are no pending claims, lawsuits or actions relating to any TBT Employee Plan (other than ordinary course claims for benefits) and, to TBT’s Knowledge, none are threatened.

(e)    Except as set forth on Confidential Schedule 3.28(e), neither TBT nor any of its Subsidiaries provides post-termination benefits to any current or former employee or service provider of TBT or any of its Subsidiaries, or the dependent or spouse of any such current or former employee or service provider, other than as required by applicable Law. No written or oral representations have been made by or on behalf of TBT or any of its Subsidiaries to any employee or former employee of TBT or any of its Subsidiaries promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage or any other welfare benefit (as defined in ERISA §3(1)) for any period of time beyond the end of the current plan year (except to the extent of coverage required under Code §4980B). The completion of the transactions contemplated by this Agreement will not cause a termination or partial termination, or otherwise accelerate the time of payment, exercise, or vesting, or increase the amount of compensation due to any current or former employee, officer or director of TBT or any of its Subsidiaries except (i) as required by the terms of any TBT Employee Plan or by applicable Law in connection with a qualified plan, (ii) as contemplated by this Agreement, or (iii) except as identified on Confidential Schedule 3.28(e). To the Knowledge of TBT, there are no surrender charges, penalties, or other costs or fees that would be imposed by any Person against TBT or any of its Subsidiaries, a TBT Employee Plan, or any other Person, including a TBT Employee Plan participant or beneficiary, with respect to any insurance, annuity, or investment contracts or any other similar investment held by any TBT Employee Plan as a result of the hypothetical liquidation as of the Closing Date.

(f)    The execution, delivery and performance by TBT of its obligations under the transactions contemplated by this Agreement and/or the approval of TBT’s shareholders of the Merger (whether alone or in connection with any subsequent event(s)), will not result in any payments or benefits which would not be deductible pursuant to Code §280G.

(g)    All contributions to any TBT Employee Plan (including, without limitation, all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due and payable by TBT or any of its Subsidiaries on or before the Closing Date have been made with respect to each TBT Employee Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with GAAP.

(h)    Neither TBT nor any of its Subsidiaries has knowingly misled any person as to his or her rights under any TBT Employee Plan. All obligations required to be performed by TBT or any of its Subsidiaries under any TBT Employee Plan have been performed in all material respects and neither TBT nor any of its Subsidiaries is in default under or in violation of any material provision of any TBT Employee Plan. No event has occurred with respect to any TBT-Sponsored Plan or, to the Knowledge of TBT, any PEO-Sponsored Plan, that would constitute grounds for an enforcement action by any party against TBT, any of its Subsidiaries or any fiduciary of any TBT Employee Plan that could result in a material liability under part 5 of Title I of ERISA under any TBT Employee Plan.

(i)    With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or within the last six years, by TBT or any corporation or trade or business, the employees of which, together with the employees of TBT and each of its Subsidiaries, are required to be treated as employed by a single employer under any of the rules contained in ERISA or Code §414 (the “Controlled Group Plans”):

(i)    All Controlled Group Plans that are “group health plans” (as defined in Code §5000(b)(1) and ERISA §733(a)) have been operated up to the Closing in a manner so as to not subject TBT or any of its Subsidiaries to any material liability under Code §4980B or §4980D;

(ii)    Except as set forth on Confidential Schedule 3.28(i), there is no Controlled Group Plan that is a “multiple employer plan” (as described in Code §413(c)) or “multiemployer plan” (as defined in ERISA §3(37)) or a “multiple employer welfare arrangement” (as defined in ERISA §3(40)), nor has there been any such plan under which TBT or any of its Subsidiaries had any liability in the last 6 years (or would have had liability if notice had been given); and

(iii)    Except as set forth on Confidential Schedule 3.28(i), each Controlled Group Plan that provides (or has provided within the past 6 years) for major medical, dental, vision, life, disability or similar coverage is covered by one or more third-party insurance policies and neither TBT nor any of its Subsidiaries is liable for self-insuring any such claims.

Each such Controlled Group Plan is included in the listing of Employee Plans on Confidential Schedule 3.28(a).

(j)    Except as set forth on Confidential Schedule 3.28(j), all TBT Employee Plan documents, annual reports or returns, audited, compiled or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the TBT Employee Plans are correct, complete, and current in all material respects, have been timely filed or distributed to the extent required by Law.

(k)    Except as set forth on Confidential Schedule 3.28(k), no TBT Employee Plan holds any stock or other securities of TBT or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(l)    Except as provided in Confidential Schedule 3.28(l), TBT or any of its Subsidiaries may, at any time amend or terminate any TBT Employee Plan that it sponsors or maintains and may withdraw from and terminate its participation in any TBT Employee Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination.

(m)    Each TBT Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code §409A(d)(1) (a “Nonqualified Deferred Compensation Plan”) subject to Code §409A has (i) been maintained and operated since January 1, 2005 (or, if later, from its inception) in good faith compliance with Code §409A of the Code and all applicable IRS regulations promulgated thereunder and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Code §409A, and (ii) since January 1, 2011, been materially in documentary and operational compliance with Code §409A and all applicable IRS guidance promulgated thereunder. No additional tax under Code §409A(a)(1)(B) has been or is reasonably expected to be incurred by a participant in any such TBT Employee Plan or other contract, plan, program, agreement, or arrangement. Neither TBT nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Code §409A(a)(1)(B). No currently outstanding stock option or other right to acquire TBT Stock or other equity security of TBT or any of its any of its Subsidiaries under any TBT Employee Plan, or the payment of cash based on an increase in the value thereof, (A) has, as to any employee of TBT or any of its Subsidiaries, an exercise price that was less than the fair market value of the underlying equity security as of the date such stock option or right was granted, as determined by TBT in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, IRS Notice 2005-1 and § 1.409A-1 (b)(5)(iv) of the Treasury regulations), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, or (C) has been granted after December 31, 2004, with respect to any class of stock of TBT or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable regulations under Code §409A).

Section 3.29    Obligations to Employees. All accrued obligations and liabilities of TBT, each of its Subsidiaries and all TBT Employee Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to any of the matters listed below have been timely paid to the extent required by applicable Law or the terms of such plan, contract program, policy, or other governing instruments: (a) withholding Taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, phantom stock and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare (including vacation and sick pay), retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to, by TBT or any of its Subsidiaries for its current or former directors, officers, employees and agents. To the extent that payment of any obligation or liability under any of the foregoing is not currently required, adequate actuarial accruals and reserves for such payments have been and are being made by TBT or its Subsidiaries according to GAAP. All obligations and liabilities of TBT and each of its Subsidiaries for all other forms of compensation that are or may be payable to their current or former directors, officers, employees or agents, or pursuant to any Employee Plan, have been and are being paid to the extent required by applicable Law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by TBT and each of its Subsidiaries according to GAAP. All accruals and reserves referred to in this Section are correctly and accurately reflected and accounted for in all material respects in the TBT Financial Statements and the books, statements and records of TBT and each of its Subsidiaries.

Section 3.30    Interest Rate Risk Management Instruments. Except as set forth on Confidential Schedule 3.30, neither TBT nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of TBT or any of its Subsidiaries or for the account of a customer of TBT or any of its Subsidiaries.

Section 3.31    Internal Controls. TBT and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains adequate internal accounting controls that are designed to provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of TBT and to maintain accountability for TBT’s and its Subsidiaries’ assets; (c) access to TBT’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of TBT’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Except as set forth on Confidential Schedule 3.31, none of TBT’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of TBT, any of its Subsidiaries or their accountants.

Section 3.32    Community Reinvestment Act. The Bank is in compliance in all material respects with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and TBT has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33    Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. The Bank is in compliance in all material respects with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any notice of, nor does TBT have any Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to the Bank’s non-compliance with such acts.

Section 3.34    Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Texas usury statutes as they are currently interpreted, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Texas. Each loan on the books of the Bank was made in the ordinary course of business.

Section 3.35    Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. TBT and the Bank are in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, the Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. The Bank has timely filed all Suspicious Activity Reports with the Financial Institutions - Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36    Unfair, Deceptive or Abusive Acts or Practices. Neither TBT nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which TBT or any of its Subsidiaries is a party that allege, or to the Knowledge of TBT, no Person has threatened to allege, that TBT or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices.

Section 3.37    Proxy Statement/Prospectus. None of the information supplied or to be supplied by TBT or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of TBT and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to TBT or any of its Subsidiaries necessary in order to make the statements therein with respect to TBT and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that TBT is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to TBT and each of its Subsidiaries with the provisions of applicable Law.

Section 3.38    Agreements Between TBT and its Subsidiaries; Claims. Except as set forth on Confidential Schedule 3.38, there are no written or oral agreements or understandings between TBT and any of its Subsidiaries. All past courses of dealings between TBT and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. TBT has no Knowledge of any claims that TBT has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such claim.

Section 3.39    Representations Not Misleading. No representation or warranty by TBT contained in this Agreement, nor any written statement, exhibit or schedule furnished to FFIN by TBT under and pursuant to this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over TBT or its properties of the facts and circumstances upon which they were based.

Section 3.40    State Takeover Laws. The TBT Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law.

Section 3.41    Opinion of Financial Advisor. Prior to the execution of this Agreement, the TBT Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from the advisor set forth on Confidential Schedule 3.41, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair, from a financial point of view, to the holders of TBT Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.42    No Other Representations or Warranties. Except as expressly set forth in Article III of this Agreement, none of TBT, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to TBT or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever. TBT acknowledges and agrees that neither FFIN nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FFIN

Except (i) as disclosed in the disclosure schedules delivered by FFIN to TBT prior to the execution hereof; provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the disclosure schedules as an exception to a representation or warranty shall not be deemed an admission by FFIN of liability or that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change or to represent a determination that such item did not arise in the ordinary course of business, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced, and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any FFIN SEC Report filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), FFIN hereby represents and warrants to TBT as follows:

Section 4.01    Organization and Qualification.

(a)    FFIN is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Texas and is a bank holding company registered under the BHCA. FFIN has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the certificate of formation and bylaws of FFIN, as amended to date, have been made available to TBT.

(b)    FFB is a national banking association, duly organized and validly existing under the Laws of the United States and in good standing under the Laws of the State of Texas. FFB has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of association and bylaws of FFB, as amended to date, have been made available to TBT. FFB is an insured depository institution as defined in the FDIA and is a member of the Federal Reserve System.

(c)    Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Texas. Merger Sub has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the certificate of formation and bylaws of Merger Sub, as amended to date, have been made available to TBT.

Section 4.02    Execution and Delivery.

(a)    FFIN has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. FFIN has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby to which FFIN is a party, have been or at Closing will be, duly executed by FFIN, and each constitutes the legal, valid and binding obligation of FFIN, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

(b)    Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. Merger Sub has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby to which Merger Sub is a party, have been or at Closing will be, duly executed by Merger Sub, and each constitutes the legal, valid and binding obligation of Merger Sub, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03    Capitalization.

(a)    The entire authorized capital stock of FFIN consists solely of 200,000,000 shares of common stock, par value $0.01 per share, of which 135,809,224 shares were issued as of June 30, 2019.

(b)    At the Effective Time, the shares of FFIN Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws, and will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (the “Securities Act”), except for shares issued to any shareholder of TBT who may be deemed to be an “affiliate” (under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of FFIN after completion of the Merger.

Section 4.04    SEC Filings; Financial Statements.

(a)    FFIN has filed and made available to TBT all forms, reports, and documents required to be filed by FFIN with the SEC since December 31, 2015 (collectively, the “FFIN SEC Reports”). The FFIN SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such FFIN SEC Reports or necessary in order to make the statements in such FFIN SEC Reports, in light of the circumstances under which they were made, not misleading. Except for any Subsidiaries of FFIN that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such Subsidiaries of FFIN, no Subsidiary of FFIN is required to file any forms, reports or other documents with the SEC.

(b)    The financial statements of FFIN contained in the FFIN SEC Reports, including any FFIN SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of FFIN and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

Section 4.05    Compliance with Laws, Permits and Instruments.

(a)    Except as set forth on Confidential Schedule 4.05, each of FFIN and FFB holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to FFIN, individually or in the aggregate, or to the Knowledge of FFIN is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b)    Except as set forth on Confidential Schedule 4.05, each of FFIN and FFB has in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and has complied with, and is in compliance with, and is not in default (or with the giving of notice or the passage of time shall not be in default) under, or in violation of, (i) any provision of the certificate of formation or bylaws of FFIN, the articles of association or bylaws of FFB, or other governing documents of FFIN or FFB, as applicable (collectively, the “FFIN Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to FFIN or any Subsidiary of FFIN, or their respective assets, operations, properties or businesses now conducted or heretofore conducted, or (iii) any permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, Order, decree or award of any Governmental Entity applicable in any material respect to FFIN or any Subsidiary of FFIN or their respective assets, operations, properties or businesses now conducted or heretofore conducted.

(c)    Except as set forth on Confidential Schedule 4.05, the execution, delivery and (provided the required regulatory approvals are obtained) performance of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the FFIN Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to FFIN or any Subsidiary of FFIN, or their respective assets, operations, properties or businesses, or (iii) any material permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, Order, decree, statute, Law, ordinance, rule or regulation applicable to FFIN or any Subsidiary of FFIN or their respective assets, operations, properties or businesses.

Section 4.06    Undisclosed Liabilities. FFIN has no material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by FFIN or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the FFIN SEC Reports, except those liabilities and expenses incurred in the ordinary course of business and consistent with past business practices since the date of the latest balance sheet of FFIN included in the FFIN SEC Reports, and that are not, individually or in the aggregate, material to FFIN.

Section 4.07    Litigation.

(a)    Except as set forth on Confidential Schedule 4.07, FFIN is not a party to any, and there are no pending or, to the Knowledge of FFIN, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against FFIN or FFB that are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to FFIN or FFB, nor, to the Knowledge of FFIN, is there any basis for any proceeding, claim or any action against FFIN or FFB that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to FFIN or FFB. There is no Order, imposed upon FFIN of FFB or the assets or property of FFIN of FFB that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to FFIN or FFB.

(b)    No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of FFIN, threatened against FFIN that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by FFIN pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08    Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the TDB and OCC in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus, and (ii) the Registration Statement and declaration of effectiveness of the Registration Statement, (e) the filing of the certificates of merger with the Texas Secretary of State pursuant to the requirements of the TBOC, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of FFIN Stock pursuant to this Agreement and the approval of the listing of such FFIN Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by FFIN and Merger Sub of this Agreement, or (B) the consummation by FFIN and Merger Sub of the transactions contemplated by this Agreement. As of the date of this Agreement, FFIN knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and FFIN has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09    Regulatory Compliance.

(a)    Except as set forth on Confidential Schedule 4.09, FFIN is not subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. Except as set forth on Confidential Schedule 4.09, there is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of FFIN or FFB. FFIN is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). FFB is an “eligible bank” (as that term is defined in 12 C.F.R. § 5.3(g)). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b)    All material reports, records, registrations, statements, notices and other documents or information required to be filed by FFIN with any Regulatory Agency have been duly and timely filed and all information and data contained in such reports, records or other documents are substantially true, accurate, correct and complete.

Section 4.10    Proxy Statement/Prospectus. None of the information supplied or to be supplied by FFIN or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of TBT and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to FFIN or any Subsidiary of FFIN necessary in order to make the statements therein with respect to FFIN or any Subsidiary of FFIN, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that FFIN is responsible for filing with any regulatory or governmental agency in connection with the Merger shall comply with respect to FFIN in all material respects with the provisions of applicable Law.

Section 4.11    Absence of Certain Changes. Since December 31, 2018, (a) FFIN has conducted its business in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Change on FFIN.

Section 4.12    FFIN Disclosure Controls and Procedures. Except as set forth on Confidential Schedule 4.12, none of FFIN’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of FFIN or its accountants. FFIN (and each of its Subsidiaries) has devised, established and maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (except as otherwise required by RAP), (ii) that receipts and expenditures of FFIN and its Subsidiaries are being made only in accordance with authorizations of management and the FFIN Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of FFIN’s and its Subsidiaries’ assets that could have a material effect on FFIN’s financial statements. FFIN’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by FFIN in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to FFIN’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of FFIN required under the Exchange Act with respect to such reports. FFIN has disclosed, based on its most recent evaluation prior to the date of this Agreement, to FFIN’s auditors and the audit committee of the FFIN Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect FFIN’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FFIN’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 5, as amended and in effect on the date of this Agreement.

Section 4.13    Taxes.

(a)    FFIN and each of its Subsidiaries have duly and timely filed all federal, state and other material Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all material respects and have been prepared in compliance with all applicable Laws and all material Taxes due and owing by FFIN and each of its Subsidiaries have been timely and properly paid.

(b)    FFIN and each of its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Entity all material Taxes required to have been collected or withheld and so paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c)    There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any material Tax liability of FFIN or any of its Subsidiaries either (i) claimed or raised by any Governmental Entity in writing, or (ii) as to which FFIN or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority. To the Knowledge of FFIN, no taxing authority has threatened in writing to assess additional Taxes for any period for which Tax Returns have been filed.

(d)    Neither FFIN nor any of its Subsidiaries has participated in a reportable or listed transaction as defined under Section 6011 and 6111 of the Code and Treasury Regulation § 1.6011-4. Neither FFIN nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(e)    Neither FFIN nor any of its Subsidiaries is aware of any fact or circumstance that reasonably could be expected to prevent the Integrated Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.14    Employee Benefit Plans. All Employee Plans that (i) are sponsored, maintained, or contributed to, by FFIN and any of its Subsidiaries, or with respect to which FFIN and any of its Subsidiaries has or could reasonably be expected to have any liability thereunder and (ii) provide benefits to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of FFIN or any of its Subsidiaries, or the dependents or spouses of any such Person, regardless of whether funded (the “FFIN Employee Plans”), have been maintained and operated in material compliance with applicable Law and the terms of the plans. There have been no prohibited transactions (as defined in Code §4975(c)(1)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the FFIN Employee Plans that would directly or indirectly subject FFIN, any of its Subsidiaries, or any FFIN Employee Plan to any taxes, penalties, or other liabilities (including any liability arising from any indemnification agreement or policy), except as would not reasonably be expected to result in a material liability. Except as set forth on Confidential Schedule 4.14, either FFIN nor any corporation or trade or business that is a member of a controlled group with FFIN for purposes of Title IV of ERISA or Code §414 currently maintains, contributes to, or has an obligation to contribute to, or during the six year period ending on the Closing Date, has maintained, contributed to, or had an obligation to contribute to, (i) an “employee pension benefit plan” (as defined under ERISA § 3(2)) that is subject to Title IV or Code §412, (ii) a “multiple employer plan” (as described in Code §413(c)), (iii) a “multiemployer plan” (as defined in ERISA §3(37)) or (iv) a “multiple employer welfare arrangement” (as defined in ERISA §3(40)). No written or oral representations have been made by or on behalf of FFIN or any of its Subsidiaries to any employee or former employee of FFIN or any of its Subsidiaries promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage or any other welfare benefit (as defined in ERISA §3(1)) for any period of time beyond the end of the current plan year (except to the extent of coverage required under Code §4980B).

Section 4.15    Representations Not Misleading. No representation or warranty by FFIN contained in this Agreement, nor any written statement, exhibit or schedule furnished to TBT by FFIN under and pursuant to this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over FFIN or their properties of the facts and circumstances upon which they were based.

Section 4.16    No Other Representations or Warranties. Except as expressly set forth in Article IV of this Agreement, none of FFIN, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to FFIN or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever. FFIN acknowledges and agrees that neither TBT nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS OF TBT

Section 5.01    Commercially Reasonable Efforts. TBT will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the completion of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02    Shareholders’ Meeting. TBT, acting through the TBT Board, shall, in accordance with applicable Law:

(a)    duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement and the Merger;

(b)    require no greater than the minimum vote of the capital stock of TBT required by applicable Law and the TBT Constituent Documents in order to approve this Agreement and the Merger (the “TBT Shareholder Approval”);

(c)    include in the Proxy Statement/Prospectus the recommendation of the TBT Board that the shareholders of TBT vote in favor of the approval and adoption of this Agreement and the Merger; and

(d)    cause the Proxy Statement/Prospectus to be mailed to the shareholders of TBT as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the TBT Shareholder Approval. The letter to shareholders, notice of meeting, proxy statement of TBT and form of proxy to be distributed to shareholders in connection with this Agreement and the Merger shall be in form and substance reasonably satisfactory to FFIN and are collectively referred to herein as the “Proxy Statement/Prospectus”.

Section 5.03    Information Furnished by TBT. TBT and the Bank shall promptly following receipt of a written request from FFIN furnish or cause to be furnished to, all information concerning TBT, including but not limited to financial statements, required for inclusion in any statement or application made or filed by FFIN to any Governmental Entity in connection with the transactions contemplated by this Agreement (including the Registration Statement and the Proxy Statement/Prospectus) or in connection with any unrelated transactions during the pendency of this Agreement. TBT represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. TBT and the Bank shall otherwise fully cooperate with FFIN in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.

Section 5.04    Required Acts. Between the date of this Agreement and the Closing, TBT will, and will cause each of its Subsidiaries including the Bank to, unless otherwise permitted in writing by FFIN:

(a)    operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

(b)    except as required by prudent business practices, use commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

(c)    perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as TBT or any of its Subsidiaries may in good faith reasonably dispute;

(d)    maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e)    timely file, subject to extensions, all reports required to be filed with any Governmental Entity and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate proceedings;

(f)    timely file, subject to extensions, all Tax Returns required to be filed by it and timely pay all Taxes assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings and properly accrued in accordance with GAAP;

(g)    promptly notify FFIN of any Tax proceeding or claim pending or threatened against or with respect to TBT or any of its Subsidiaries;

(h)    withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all Taxes required to be withheld therefrom and pay the same to the proper Governmental Entity when due;

(i)    account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP);

(j)    promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with GAAP, RAP and the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(k)    maintain the allowance for loan and lease losses account in an amount adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with GAAP and applicable regulatory requirements;

(l)    pay or accrue all costs, expenses and other charges to be incurred in connection with the Merger, including, but not limited to, all legal fees, termination fees, retention bonuses, bonuses, accounting fees, consulting fees, investment banking or brokerage fees and fairness opinion fees, prior to the Closing Date; and

(m)    ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with its GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance with RAP).

Section 5.05    Prohibited Acts. Except as set forth on Confidential Schedule 5.05, TBT will not, and will not permit any of its Subsidiaries including the Bank to, without the prior written consent of FFIN; provided, that TBT is not required to obtain such consent with respect to Section 5.05(j), (q), (r), or (s) until FFIN’s receipt of the approvals contemplated by Section 8.04:

(a)    take or fail to take any action that would cause the representations and warranties made in Article III to be inaccurate at the time of the Closing or preclude TBT from making such representations and warranties at the time of the Closing;

(b)    merge into, consolidate with or sell its assets to any other Person or entity, change or amend TBT’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of TBT Stock (other than by exercise of TBT Options and TBT Warrants that are outstanding as of the date of this Agreement) or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(c)    except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from TBT or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(d)    except for the Permitted Dividends, declare, set aside or pay any dividends or make any other distribution to its shareholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

(e)    discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f)    issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g)    accelerate the vesting of pension or other benefits in favor of employees of TBT or any of its Subsidiaries except according to the Employee Plans or as otherwise contemplated by this Agreement or as required by applicable Law;

(h)    acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies, or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(i)    mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, and (ii) pledges of assets to secure public funds deposits;

(j)    except for sales of investment securities in the ordinary course of business, sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim of a market value in excess of $50,000;

(k)    except for the Scheduled Payments, make any change in the rate or timing of payment of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than annual increases in compensation consistent with past practices, and bonuses, commissions, and incentives consistent with past and normal practices to its employees and officers;

(l)    except for the Scheduled Payments, enter into any employment or consulting contract (other than as contemplated by the terms of the Employee Plans or this Agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend any employment agreement, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable Law or by this Agreement;

(m)    make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that are set forth in writing in the budget provided to FFIN or that are necessary to prevent substantial deterioration of the condition of a property;

(n)    sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(o)    make any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or practices, except as required by changes in GAAP as concurred by TBT’s independent auditors, or as required by any applicable Regulatory Agency, (iv) tax election, change in taxable year, accounting methods for Tax purposes, amendment of a Tax Return, restriction on any assessment period relating to Taxes, settlement of any Tax claim or assessment relating to TBT or any of its Subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), or surrender any claim to a refund, or (v) any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to TBT or its Subsidiaries;

(p)    reduce the amount of the Bank’s allowance for loan losses except through charge offs;

(q)    purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(r)    renew, extend the maturity of, or alter any of the terms of any loan classified by TBT as “special mention,” “substandard,” or “impaired” or other words of similar import; or

(s)    enter into any acquisitions or leases of real property, including new leases and lease extensions.

Section 5.06    Access; Pre-Closing Investigation.

(a)    Upon reasonable notice and subject to applicable Laws, TBT will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of FFIN full access (excluding any information that is prohibited from being disclosed by applicable Law) during normal business hours to the properties, books, contracts and records of TBT and each of its Subsidiaries, permit FFIN to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as FFIN may reasonably require and furnish to FFIN during such period all such information concerning TBT, each of its Subsidiaries and its affairs as FFIN may reasonably request, in order that FFIN may have full opportunity to make such reasonable investigation as it desires to make of the affairs of TBT and each of its Subsidiaries, including access sufficient to verify the value of the assets and the liabilities of TBT and each of its Subsidiaries and the satisfaction of the conditions precedent to FFIN’s obligations described in Article VIII of this Agreement. FFIN will use its commercially reasonable efforts not to disrupt the normal business operations of TBT or any of its Subsidiaries. TBT agrees at any time, and from time to time, to furnish to FFIN as soon as practicable, any additional information that FFIN may reasonably request. Neither TBT nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of TBT’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b)    No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07    Additional Financial Statements and Tax Returns. TBT will promptly furnish FFIN with true and complete copies of (a) each Bank Call Report prepared after the date of this Agreement as soon as such reports are made available to the FDIC, (b) each Tax Return for either TBT or the Bank prepared after the date of this Agreement as soon as such returns are made available to the IRS, (c) any the audited financial statements, as soon as each such audited financial statement is made available to TBT, and (d) unaudited month-end financial statements of TBT.

Section 5.08    Untrue Representations. TBT will promptly notify FFIN in writing if TBT or the Bank becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to FFIN or any representation or warranty made in or pursuant to this Agreement or that results in the failure of TBT or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement.

Section 5.09    Litigation and Claims. TBT will promptly notify FFIN in writing of any litigation, or of any claim, controversy or contingent liability that might be expected to become the subject of litigation, against TBT or any of its Subsidiaries or affecting any of their properties, and TBT will promptly notify FFIN of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of TBT, threatened against TBT or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by TBT or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10    Material Adverse Changes. TBT will promptly notify FFIN in writing if any change or development has occurred or, to the Knowledge of TBT, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on TBT or any of its Subsidiaries, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the completion of the transactions contemplated by this Agreement, or (c) would cause the conditions in Article VIII not to be satisfied.

Section 5.11    Consents and Approvals. TBT will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.02(j).

Section 5.12    Environmental Investigation; Right to Terminate Agreement.

(a)    FFIN and its consultants, agents and representatives will have the right, to the same extent that TBT has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement. FFIN will notify TBT prior to any physical inspections of the Property, and TBT may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by FFIN, FFIN will (i) notify TBT of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. FFIN will give reasonable notice to TBT of such Secondary Investigations, and TBT may place reasonable time and place restrictions on such Secondary Investigations.

(b)    FFIN will have the right to terminate this Agreement if (i) the factual substance of any warranty or representation set forth in Section 3.19 is not true and accurate in any material respect; (ii) the results of such Environmental Inspection, Secondary Investigation or other environmental survey are disapproved by FFIN because the Environmental Inspection, Secondary Investigation or other environmental survey identifies material violations or potential material violations of Environmental Laws; (iii) TBT has refused to allow FFIN to conduct an Environmental Inspection or Secondary Investigation in a manner that FFIN reasonably considers necessary; (iv) the Environmental Inspection, Secondary Investigation or other environmental survey identifies any past or present event, condition or circumstance that would or potentially would require remedial or cleanup action by TBT; (v) the Environmental Inspection, Secondary Investigation or other environmental survey identifies the presence of any underground or above ground storage tank in, on or under any Property that is not shown to be in compliance with all Environmental Laws applicable to the tank either now or at a future time certain, or that has had a release of petroleum or some other Hazardous Material that has not been cleaned up to the satisfaction of the relevant Governmental Entity or any other party with a legal right to compel cleanup; or (vi) the Environmental Inspection, Secondary Investigation or other environmental survey identifies the presence of any asbestos-containing material in, on or under any Property, the removal of which would result in a Material Adverse Change. On or prior to the date that is ninety (90) days after the date of this Agreement, FFIN will advise TBT in writing as to whether FFIN intends to terminate this Agreement in accordance with Section 9.01 because FFIN disapproves of the results of the Environmental Inspection, Secondary Investigation or other environmental survey. TBT will have the opportunity to correct any objected to violations or conditions to FFIN’s reasonable satisfaction prior to the date that is one hundred five (105) days after the date of this Agreement. If TBT fails to demonstrate its satisfactory correction of the violations or conditions to FFIN, FFIN may terminate this Agreement on or prior to the date that is one hundred five (105) days after the date of this Agreement.

(c)    TBT agrees to make available to FFIN and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other Environmental Inspections and surveys. TBT also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with FFIN and will be entitled to certify the same in favor of FFIN and its consultants, agents and representatives and make all other data available to FFIN and its consultants, agents and representatives.

Section 5.13    Registration Statement and Proxy Statement/Prospectus.

(a)    TBT agrees to cooperate and assist FFIN in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of FFIN Stock to be issued as part of the Merger Consideration provided for herein, and the Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to FFIN all information concerning TBT and each of its Subsidiaries that FFIN may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/Prospectus. None of the information supplied or to be supplied by TBT or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of TBT and, as the Registration Statement and the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to TBT necessary in order to make the statements therein with respect to TBT, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that TBT is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to TBT in all material respects with the provisions of applicable Law.

(b)    The TBT Board has resolved to recommend to the TBT shareholders that they approve this Agreement, the Merger and the transactions contemplated herein and shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the purposes of this Agreement.

(c)    If TBT becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, TBT shall promptly inform FFIN thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 5.14    Benefit Plans.

(a)    TBT will take, and will cause each of its Subsidiaries to take, all action necessary to terminate the participation of TBT and its Subsidiaries in each PEO-Sponsored Plan that is a Code §401(a) qualified retirement plan (each, a “PEO-Sponsored Retirement Plan”), each effective no later than the date immediately before the Closing Date. TBT will provide FFIN evidence or such other confirmation from TBT which FFIN deems appropriate that TBT and its Subsidiaries have terminated their participation in each such PEO-Sponsored Retirement Plan as set forth in this paragraph pursuant to duly authorized corporate action. Any costs incurred prior to the Closing related to the termination of TBT’s and its Subsidiaries’ participation in each PEO-Sponsored Retirement Plan (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) shall be paid solely by TBT.

(b)    At the direction of FFIN, TBT will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any TBT Employee Plan that is an employee welfare benefit plan, as defined in ERISA § 3(1) (“Welfare Plan”), effective not later than immediately before the Closing. TBT will provide FFIN evidence or such other confirmation from TBT which FFIN deems appropriate that each such Welfare Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action. Notwithstanding the foregoing, without the consent of FFIN, TBT shall not take, or permit any of its Subsidiaries to take, any action to terminate any Welfare Plan that is a group medical plan.

(c)    TBT shall take all action necessary and appropriate to terminate the PEO Agreement effective prior to the Closing. Any costs incurred prior to the Closing related to the termination of the PEO Agreement (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) shall be paid solely by TBT.

Section 5.15    Termination of Contracts. Each of TBT and the Bank will use its commercially reasonable efforts, including, but not limited to, notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that its current data processing/technology contracts and other contracts listed on Confidential Schedule 5.15(a) will, if the Merger occurs, be terminated after the consummation of the Merger on a date and on terms agreed upon by FFIN’s written consent. Such notice and actions by TBT and the Bank will be in accordance with the terms of such data processing/technology contracts or other contracts.

Section 5.16    Conforming Accounting Adjustments. TBT and each of its Subsidiaries shall, if requested by FFIN, consistent with GAAP, immediately prior to Closing, make such accounting entries as FFIN may reasonably request in order to conform the accounting records of TBT and each of its Subsidiaries to the accounting policies and practices of FFIN; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any Governmental Entity, (c) violate any Law, rule or regulation applicable to TBT or any of its Subsidiaries, or (d) be an acknowledgment by TBT or any of its Subsidiaries (i) of any adverse circumstances for purposes of determining whether the conditions to FFIN’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to FFIN’s obligations under this Agreement set forth in Section 8.07.

Section 5.17    Tail D&O Policy. On or prior to the Closing Date, TBT will obtain an extended reporting period (otherwise known as “Tail Coverage”) policy, with terms and coverage reasonable for such policies, covering directors and officers of TBT and the Bank for a period of not less than three (3) years from the Closing Date and such other insurance policies mutually agreed upon by TBT and FFIN.

Section 5.18    Regulatory and Other Approvals. TBT, at its own expense, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by TBT in connection with this Agreement and the other agreements contemplated hereby. TBT will promptly furnish FFIN with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. TBT will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

Section 5.19    Tax Matters.

(a)    All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by the party liable for such Tax under Law when due, and such party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b)    TBT and its Subsidiaries shall comply with the recordkeeping and information reporting requirements imposed on them, including but not limited to those set forth in Treasury Regulation Section 1.368-3.

(c)    TBT and its Subsidiaries further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d)    TBT and its Subsidiaries will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d). TBT will comply, to the extent reasonably expected to be necessary to cause the Integrated Mergers taken together to qualify as a reorganization under the provisions of Section 368(a) of the Code, with all representations, warranties, and covenants contained in the TBT Tax Certificate.

(e)    In the event of any audit of TBT’s or its Subsidiaries’ federal or state Tax Returns (i) prior to the consummation of the Integrated Mergers, FFIN and TBT shall cooperate regarding any such audit and TBT shall not settle the same without the consent of FFIN, which consent will not be unreasonably withheld; and (ii) after the Effective Time, FFIN may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

Section 5.20    Tax-free Reorganization. Officers of TBT and its Subsidiaries shall execute and deliver to Norton Rose Fulbright US LLP and Fenimore Kay Harrison & Ford, LLP, respectively, certificates (the “TBT Certificate”) containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including the Closing Date (and, if requested, as of the date on which the Registration Statement is declared effective by the SEC), in connection with each counsel’s deliveries of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 8.17 and Section 7.10, and TBT shall also provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.10 and Section 8.17.

Section 5.21    Disclosure Schedules. At least ten (10) days prior to the Closing, TBT agrees to provide FFIN with supplemental disclosure schedules to be delivered by TBT pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.22    Transition.

(a)    The senior officers of TBT and the Bank agree to meet at a reasonable time with senior officers of FFIN as reasonably requested by FFIN to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of TBT and the Bank agrees to give due consideration to FFIN’s input on such matters, consistent with this Section 5.22, with the understanding that FFIN shall in no event be permitted to exercise control of TBT or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, TBT and the Bank shall have no obligation to act in accordance with FFIN’s input. Commencing after the date hereof and to the extent permitted by applicable Law, FFIN, TBT and the Bank shall use their commercially reasonable efforts to plan the integration of TBT and the Bank with the businesses of FFIN and its Affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall FFIN or its Affiliates be entitled to control TBT or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of TBT and the Bank in the ordinary course of business, TBT’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including support from TBT’s and the Bank’s outside contractors, and to assist FFIN in performing all tasks, including, without limitation, equipment installation, reasonably required to result in a successful integration at the Closing. FFIN shall provide such assistance of its personnel as TBT and the Bank shall request to permit TBT and the Bank to comply with their obligations under this Section 5.22.

(b)    From and after the date hereof, each of TBT and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit FFIN to take all reasonable actions that FFIN deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable FFIN, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to TBT and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA.

Section 5.23    Voting Agreement. Simultaneously with the execution of this Agreement, each of the executive officers and directors of TBT and the shareholders named on the signature pages thereto shall have executed and delivered to FFIN the Voting Agreement in the form attached hereto as Exhibit “B”, and TBT acknowledges that pursuant to such agreement the directors of TBT have agreed that they will vote the shares of TBT Stock owned by them in favor of this Agreement and the transactions contemplated hereby and thereby, subject to required regulatory approvals.

Section 5.24    Director Support Agreements. Simultaneously with the execution of this Agreement, each of the directors of TBT set forth on Confidential Schedule 5.24 shall have executed and delivered to FFIN a Director Support Agreement with FFIN (each a “Director Support Agreement”) in the form attached hereto as Exhibit “C”.

Section 5.25    Employment Agreement. Simultaneously with the execution of this Agreement, certain officers of TBT or the Bank shall have executed and delivered to FFIN an employment agreement in the forms attached hereto as Exhibit “D” (the “Employment Agreement”) regarding such officers’ employment with the Bank following the consummation of the Merger.

Section 5.26    Execution of Releases. TBT shall take such action as it is required to, and shall use commercially reasonable efforts to cause each of its directors and the officers set forth on Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases in the forms attached hereto as Exhibit “E” and Exhibit “F”, respectively, as described in Section 8.06.

Section 5.27    No Solicitation. So long as this Agreement is in effect, neither TBT, the Bank nor any of their respective directors or officers shall (i) initiate, solicit, encourage or otherwise facilitate any inquiries, provide any information to or negotiate with any other party any proposal or offer that constitutes, or may reasonably be expected to lead to an Acquisition Proposal, (ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or authorize or permit any of its or their directors or officers to take any such action and TBT or the Bank shall notify FFIN orally (within one (1) Business Day) and in writing (as promptly as practicable) of any such inquiries and proposals received by TBT or the Bank or any of its respective directors or officers, relating to any of such matters.

Section 5.28    TBT Option Vesting, Exercise and Cancellation. Notwithstanding anything to the contrary in the Amended and Restated and Restated 2006 Stock Option Plan for The Bank & Trust of Bryan/College Station, as amended by that certain amendment dated as of January 1, 2018 (as amended, the “TBT Stock Plans”), or in any individual option award agreement granted pursuant to the TBT Stock Plans that is outstanding as of the date of this Agreement (each a “TBT Option”), (a) no less than twenty (20) days prior to the Closing Date, the TBT Board (or, if appropriate, any committee administering the TBT Stock Plans) shall take all necessary actions to cause the vesting of any unvested TBT Options and TBT shall use its commercially reasonable efforts to cause all holders of TBT Options to exercise such TBT Options prior to the Closing Date; and (b) TBT shall terminate and cancel all TBT Options as of the Effective Time in accordance with the TBT Stock Plans and TBT Options and the holders of such TBT Options shall have no further rights or entitlements with respect thereto after the Effective Time.

Section 5.29    Repayment and Termination of Bank Stock Loan. Prior to or simultaneously with the Closing, TBT shall take all actions required to repay all indebtedness owed pursuant to that certain line of credit with The Bank and Trust, S.S.B. in accordance with the terms of such line of credit and cause any security interest, pledge, lien or other encumbrance on the Bank Stock to be removed, released and terminated.

Section 5.30    Warrant Exercise. Notwithstanding anything to the contrary in any warrant to purchase TBT Stock (the “TBT Warrants”), TBT shall use its commercially reasonable efforts to cause all holders of TBT Warrants to exercise such TBT Warrants prior to the Closing Date.

ARTICLE VI

COVENANTS OF FFIN

Section 6.01    Commercially Reasonable Efforts. FFIN shall use its commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02    Regulatory Filings and Registration Statement.

(a)    FFIN, at its own expense, with the cooperation of TBT and the Bank, at their own expense, shall promptly file or cause to be filed applications for all regulatory approvals required to be obtained by FFIN in connection with this Agreement and the transactions contemplated hereby, including but not limited to the necessary applications for the prior approval of the Merger by the Federal Reserve and the OCC. FFIN will promptly provide TBT with copies of all such regulatory filings and all correspondence with regulatory authorities in connection with the Merger for which confidential treatment has not been requested.

(b)    FFIN shall reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of FFIN Stock for the Merger Consideration and shall, with the cooperation of TBT and the Bank, file with the SEC the Registration Statement, which Registration Statement will contain the Proxy Statement/Prospectus, and FFIN shall use its commercially reasonable efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain (and none of the information supplied or to be supplied by FFIN or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall contain) any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the TBT shareholders at the time of the Shareholders’ Meeting and on the Effective Time, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. If at any time prior to the Effective Time any event is discovered by FFIN which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, FFIN shall promptly so inform TBT.

(c)    FFIN shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals on a timely basis.

(d)    FFIN shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act, relating to the Merger and the transactions contemplated herein.

(e)    FFIN shall keep TBT reasonably informed as to the status of such applications and filings and shall notify it promptly of any developments that reasonably could significantly delay the completion of the Merger.

Section 6.03    Untrue Representations. FFIN shall promptly notify TBT in writing if FFIN becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to TBT or any representation or warranty made in or pursuant to this Agreement or that results in the failure of FFIN to comply with any covenant, condition or agreement contained in this Agreement.

Section 6.04    Litigation and Claims. FFIN shall promptly notify TBT of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of FFIN, threatened against FFIN or any Subsidiary of FFIN that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by FFIN or any Subsidiary of FFIN pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.05    Material Adverse Changes. FFIN shall promptly notify TBT in writing if any change or development shall have occurred or, to the Knowledge of FFIN, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on FFIN, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement, or (c) would cause the conditions in Article VII not to be satisfied.

Section 6.06    Consents and Approvals. FFIN shall use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.03(g) necessary to consummate the transactions contemplated by this Agreement at the earliest practicable time.

Section 6.07    Employee Matters.

(a)    FFIN shall, with respect to each employee of TBT and the Bank at the Effective Time who continues in employment with FFIN or its Subsidiaries (each a “Continued Employee”), provide the benefits described in this Section 6.07. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of FFIN, each Continued Employee shall be entitled, as an employee of FFIN or its Subsidiaries, to participate in the employee benefit plans of FFIN as set forth in Confidential Schedule 6.07(a) hereto in effect as of the date of this Agreement, if such Continued Employee shall be eligible and, if required, selected for participation therein under the terms thereof and makes any required contributions. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 6.07 is not intended to give any Continued Employee any rights or privileges superior to those of other similarly situated employees of FFIN or its Subsidiaries. The provisions of this Section 6.07 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, FFIN shall, solely for purposes of vesting (but not benefit accrual) and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continued Employee may participate (excluding any defined benefit pension plan), credit each Continued Employee with his or her term of service with TBT or the Bank (and its predecessor, Texas Enterprise Bank) to the extent such service was recognized under the substantially analogous TBT Employee Plan.

(b)    To the extent permitted by the applicable employee benefit plans of FFIN and applicable Law, FFIN shall take commercially reasonable steps to cause any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs to be waived with respect to each Continued Employee and their eligible dependents.

(c)    To the extent permitted by the applicable employee benefit plans of FFIN and applicable Law, FFIN further agrees to take commercially reasonable steps to credit each Continued Employee and his or her eligible dependents for the year during which coverage under FFIN’s group health plan begins, with any deductibles, co-pays or out-of-pocket payments already incurred by such Continued Employee during such year under TBT’s group health plan.

(d)    Each Continued Employee shall be permitted to rollover and receive credit under FFIN’s policies regarding sick leave for accrued but unused paid sick leave as of the Closing Date, up to a maximum amount permitted under such FFIN policies.

(e)    The survivor income arrangements identified on Confidential Schedule 6.07(e) in effect immediately prior to the Closing Date shall survive Closing and the Continued Employees who are parties thereto shall remain entitled to receive the benefits thereunder in accordance with the terms thereof, and FFB shall assume and fulfill the obligations of the Bank thereunder as successor to the Bank under the Bank Merger.

Section 6.08    Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, FFIN shall conduct its business in the ordinary course as heretofore conducted. For purposes of this Section 6.08, the ordinary course of business shall consist of the banking and related business as presently conducted by FFIN and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.09    Disclosure Schedules. At least ten (10) days prior to the Closing, FFIN agrees to provide TBT with supplemental disclosure schedules to be delivered by FFIN pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.10    No Control of Other Party’s Business. Nothing contained in this Agreement (including Sections 5.04, 5.05 and 5.06) shall give FFIN, directly or indirectly, the right to control or direct the operations of TBT prior to the Effective Time or shall give TBT, directly or indirectly, the right to control or direct the operations of FFIN. Prior to the Effective Time, (a) each of TBT and FFIN shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, (b) TBT shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws, and (c) TBT shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

Section 6.11    Nasdaq Listing. FFIN shall file all documents required to be filed to have the shares of FFIN Stock to be issued pursuant to this Agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to effect said listing.

Section 6.12    Indemnification.

(a)    For a three (3) year period after the Effective Time, and subject to the limitations contained in applicable Federal Reserve, OCC and FDIC regulations and to any limitations contained in the TBT Constituent Documents, FFIN will indemnify, defend and hold harmless (and advance expenses to) each present director and officer of TBT or the Bank, determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or officer of the TBT or the Bank to the fullest extent that the Indemnified Party would be entitled under the TBT Constituent Documents, as applicable, in each case as in effect on the date hereof and to the extent permitted by applicable Law.

(b)    Any Indemnified Party wishing to claim indemnification under this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, is to promptly notify FFIN, but the failure to so notify will not relieve FFIN of any liability it may have to the Indemnified

Party to the extent such failure does not prejudice FFIN. In any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) FFIN will have the right to assume the defense thereof and FFIN will not be liable to an Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by an Indemnified Party in connection with the defense thereof, except that if FFIN elects not to assume such defense or counsel for the Indemnified Party is of the opinion that there are issues which raise conflicts of interest between FFIN and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to FFIN, and FFIN will pay the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Party will cooperate in the defense of any such matter, (iii) FFIN will not be liable for any settlement effected without its prior written consent, and (iv) FFIN will have no obligation hereunder if indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations.

Section 6.13    Tax Matters. Following the Closing:

(a)    FFIN shall prepare, or cause to be prepared, and file, or caused to be filed, all Tax Returns for TBT that are to be filed after the Closing and shall pay all Taxes with respect to such Tax Returns.

(b)    FFIN and its counsel shall control any audit of TBT’s federal or state Tax Returns for any taxable period whether before or after the Closing Date, and FFIN may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

(c)    FFIN shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(d)    FFIN will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d). FFIN will comply, to the extent reasonably expected to be necessary to cause the Integrated Mergers taken together to qualify as a reorganization under the provisions of Section 368(a) of the Code, with all representations, warranties, and covenants contained in the FFIN Certificate.

Section 6.14    Tax-free Reorganization. Officers of FFIN and Merger Sub shall execute and deliver to Norton Rose Fulbright US LLP and Fenimore Kay Harrison & Ford, LLP, respectively, certificates (the “FFIN Certificate”) containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including the Closing Date (and, if requested, as of the date on which the Registration Statement is declared effective by the SEC), in connection with each counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 7.10 and Section 8.17, and FFIN shall also provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.10 and Section 8.17.

Section 6.15    Access; Pre-Closing Investigation. Upon reasonable notice and subject to applicable Laws, FFIN will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of TBT full access (excluding any information that is prohibited from being disclosed by applicable Law) during normal business hours to the properties, books, contracts and records of FFIN and each of its Subsidiaries as TBT may reasonably require and furnish to TBT during such period all such information concerning FFIN, each of its Subsidiaries and its affairs as TBT may reasonably request, in order that TBT may have full opportunity to make such reasonable investigation as it desires to make of the affairs of FFIN and each of its Subsidiaries, including access sufficient to verify the satisfaction of the conditions precedent to TBT’s obligations described in Article VII of this Agreement. TBT will use its commercially reasonable efforts not to disrupt the normal business operations of FFIN or any of its Subsidiaries. FFIN agrees at any time, and from time to time, to furnish to TBT as soon as practicable, any additional information that TBT may reasonably request. Neither FFIN nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of FFIN’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF TBT

The obligations of TBT under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by TBT:

Section 7.01    Representations and Warranties. (i) Each of the representations and warranties of the FFIN set forth in Sections 4.01, 4.02, and 4.03 (other than inaccuracies that are de minimis in amount and effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), and (ii) each of the other representations and warranties made by FFIN in this Agreement or in any document or schedule delivered to TBT in connection with this Agreement shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made as of Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date).

Section 7.02    Performance of Obligations. FFIN and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by FFIN and Merger Sub under this Agreement on or prior to the Closing Date.

Section 7.03    Shareholder Approvals. The TBT Shareholder Approval having occurred.

Section 7.04    Government and Other Approvals. TBT and FFIN having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedules 2.02(j) and 2.03(g), respectively, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 7.05    No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject TBT or any officer, director, shareholder or employee of TBT to criminal or civil liability. Further, no action or proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06    Delivery of Closing Documents. TBT shall have received all documents required to be received from FFIN on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to TBT.

Section 7.07    No Material Adverse Change. There having been no Material Adverse Change with respect to FFIN since the date of this Agreement.

Section 7.08    Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.09    Nasdaq Listing. The shares of FFIN Stock to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq Global Select Market.

Section 7.10    Federal Tax Opinion. TBT shall have received an opinion of Fenimore Kay Harrison & Ford, LLP, in form and substance reasonably satisfactory to TBT, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Fenimore Kay Harrison & Ford, LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in TBT Certificate and FFIN Certificate referred to in Section 5.20 and Section 6.14, respectively, and such other information reasonably requested by and provided to it by TBT or FFIN for purposes of rendering such opinion.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF FFIN AND MERGER SUB

All obligations of FFIN and Merger Sub under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01    Representations and Warranties. (i) Each of the representations and warranties of the TBT set forth in Sections 3.01, 3.02, 3.03 (other than inaccuracies that are de minimis in amount and effect) and 3.14 and 3.41 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), and (ii) each of the other representations and warranties made by TBT in this Agreement or in any document or schedule delivered to FFIN in connection with this Agreement shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made as of Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date).

Section 8.02    Performance of Obligations. TBT has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by TBT under this Agreement on or prior to the Closing Date.

Section 8.03    Shareholder Approval. The TBT Shareholder Approval having occurred.

Section 8.04    Government and Other Approvals. TBT and FFIN having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedules 2.02(j) and 2.03(g), respectively, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 8.05    No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of FFIN or its Subsidiaries, (c) impose material limits on the ability of any party to this Agreement to complete this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject FFIN or any officer, director, shareholder or employee of FFIN to criminal or civil liability. Further, no action or proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06    Releases. FFIN having received from each of the directors of TBT an instrument dated as of the Closing Date releasing TBT, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit “E”. Further, FFIN having received from each of the officers of TBT, as listed on Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing TBT, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such executive officers (except as to certain matters described therein), the form of which is attached as Exhibit “F”.

Section 8.07    No Material Adverse Change. There will have been no Material Adverse Change with respect to TBT since the date of this Agreement.

Section 8.08    Termination of Employee Plans. FFIN having received evidence reasonably satisfactory to FFIN that, as of the Effective Time, all Employee Plans of TBT (other than such plans FFIN elects not to terminate) have been terminated in accordance with the terms of such Employee Plans of TBT, the Code, ERISA and all other applicable Laws on a basis satisfactory to FFIN in its reasonable discretion and that, to the extent required by the Employee Plans or applicable Law, affected participants have been notified of such terminations and/or integrations.

Section 8.09    Voting Agreements. Each of the Voting Agreements shall be in full force and effect and the shareholder that is party thereto shall not be in material breach of such Voting Agreement.

Section 8.10    Director Support Agreements. Each of the Director Support Agreements shall be in full force and effect and the director that is party thereto shall not be in material breach of such Director Support Agreements.

Section 8.11    Employment Agreements. Each of the Employment Agreements shall be in full force and effect and the officer that is party thereto shall not be in material breach of such Employment Agreement.

Section 8.12    Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.13    Dissenting Shareholders. Holders of not more than 5% of the outstanding shares of TBT Stock having demanded or be entitled to demand payment of the fair value of their shares as dissenting shareholders under applicable provisions of the TBOC.

Section 8.14    Delivery of Closing Documents. FFIN shall have received all documents required to be received from TBT on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to FFIN.

Section 8.15    TBT Options. Each holder of a TBT Option shall have exercised (or elected to not exercise) such TBT Option prior to the Closing Date and TBT shall have terminated and cancelled all TBT Options as of the Closing Date.

Section 8.16    FIRPTA Certificate. TBT shall have delivered to FFIN (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to FFIN, dated as of the Closing Date and executed by TBT, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) in form and substance satisfactory to FFIN, dated as of the Closing Date and executed by TBT.

Section 8.17    Federal Tax Opinion. FFIN shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to FFIN, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Norton Rose Fulbright US LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in TBT Certificate and FFIN Certificate referred to in Section 5.20 and Section 6.14, respectively, and such other information reasonably requested by and provided to it by TBT or FFIN for purposes of rendering such opinion.

Section 8.18    Repayment and Termination of Bank Stock Loan. Prior to or simultaneously with the Closing, TBT shall have taken all actions required to repay all indebtedness owed pursuant to that certain line of credit with The Bank and Trust, S.S.B. in accordance with the terms of such line of credit and any security interest, pledge, lien or other encumbrance on the Bank Stock shall have been removed, released and terminated.

Section 8.19    TBT Warrants. Each holder of a TBT Warrant shall have exercised (or elected to not exercise in which case such TBT Warrant shall be cancelled) such TBT Warrant prior to the Closing Date.

ARTICLE IX

TERMINATION

Section 9.01    Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the shareholders of TBT, prior to or at the Closing as follows, and in no other manner:

(a)    By the mutual written consent of FFIN and TBT, duly authorized by the board of directors of each of FFIN and TBT;

(b)    By either TBT or FFIN (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in Article VII and Article VIII, respectively, hereof have not been met or waived by May 15, 2020, or such later date as has been approved by the parties hereto;

(c)    By either FFIN or TBT if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state Governmental Entity has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting this Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such Order, decree, ruling or other action;

(d)    By either FFIN or TBT if it reasonably determines, in good faith and after consulting with counsel, there is substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon a condition or conditions that could reasonably be expected to be materially burdensome on, or materially impair the anticipated benefits of the Merger to, FFIN and its Subsidiaries and Affiliates, taken as a whole;

(e)    by either FFIN or TBT if there has been any Material Adverse Change with respect to the other party;

(f)    by FFIN, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of TBT or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01 or Section 8.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to FFIN if it or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If FFIN desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify TBT in writing of its intent to terminate stating the reason therefor. TBT shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g)    by TBT, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of FFIN or Merger Sub or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(g) shall not be available to TBT if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If TBT desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(g), then it must notify FFIN in writing of its intent to terminate stating the reason therefor. FFIN shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(h)    By FFIN or TBT, if the TBT Shareholder Approval has not occurred at the Shareholders’ Meeting; provided, that TBT may only terminate this Agreement pursuant to this Section 9.01(h) if the TBT Board recommended that the shareholders of TBT vote in favor of the approval and adoption of this Agreement and the Merger;

(i)    By FFIN in accordance with Section 5.12;

(j)    By FFIN if TBT or the Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity; or

(k)    By FFIN, if (i) TBT has mailed the Proxy Statement/Prospectus to its shareholders and TBT does not hold the Shareholders’ Meeting within sixty (60) days thereafter, (ii) the TBT Board fails to recommend that the TBT shareholders vote in favor of approval of this Agreement, or (iii) the individuals that executed a Voting Agreement or a Director Support Agreement pursuant to Section 5.23 and Section 5.24 hereto have violated the terms thereof.

Section 9.02    Notice of Termination. The power of termination provided for in Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03    Effect of Termination. Without limiting any other relief to which either party hereto may be entitled for breach of this Agreement or fraud, if this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, no party to this Agreement will have any further liability or obligation under this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01    Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements of TBT, FFIN, and Merger Sub contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time, which shall survive the Closing.

Section 10.02    Expenses. Each of the parties to this Agreement is obligated to pay all of its expenses and costs (including all counsel fees and expenses) incurred by it in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 10.03    Brokerage Fees and Commissions.

(a)    FFIN hereby represents to TBT that, except as set forth in Confidential Schedule 10.03(a), no agent, representative or broker has represented FFIN in connection with the transactions described in this Agreement. TBT will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of FFIN and FFIN hereby agrees to indemnify and hold TBT harmless for any amounts owed to any agent, representative or broker of FFIN.

(b)    TBT hereby represents to FFIN that, except as set forth in Confidential Schedule 10.03(b), no agent, representative or broker has represented TBT in connection with the transactions described in this Agreement. FFIN will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of TBT or any shareholder of TBT, and TBT hereby agrees to indemnify and hold FFIN harmless for any amounts owed to any agent, representative or broker of TBT or any shareholder of TBT.

Section 10.04    Entire Agreement. This Agreement, the Voting Agreement, the Director Support Agreements, and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05    Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any assignment made or attempted in violation of this Section is void and of no effect.

Section 10.06    Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the illegal, invalid or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 10.08    Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission or electronic mail (provided that the electronic mail is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery, facsimile transmission or electronic mail, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses, transmission numbers and electronic mail address by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO TBT:

Timothy N. Bryan

Chairman and Chief Executive Officer

TB&T Bancshares, Inc.

1716 Briarcrest Drive, Suite 400

P.O. Box 5847

Brian, Texas 77805-5847

Phone:

Fax:

E-Mail:

WITH A COPY TO:

Chet A. Fenimore

Fenimore Kay Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701

Phone:

Fax:

E-Mail:

IF TO FFIN:

F. Scott Dueser

President and Chief Executive Officer

First Financial Bankshares, Inc.

400 Pine Street

Abilene, Texas 79601

Phone:

Fax:

E-Mail:

WITH A COPY TO:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Phone:

Fax:

E-Mail:

Section 10.09    GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN TAYLOR COUNTY, TEXAS.

Section 10.10    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.12    Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“Acquisition Proposal” means any of the following: (a) a merger, consolidation, or any similar transaction of any entity with TBT or any Subsidiary of TBT, (b) a purchase, lease or other acquisition of all or substantially all the assets of TBT or any Subsidiary of TBT, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) that would cause such person or group to become the beneficial owner of any securities of TBT or any Subsidiary of TBT after the date of this Agreement, (d) a tender or exchange offer to acquire any securities of TBT or any Subsidiary of TBT, (e) a public proxy or consent solicitation made to the shareholders of TBT or any Subsidiary of TBT seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement, or (f) the making of a bona fide offer or proposal to the board of directors or shareholders of TBT or any Subsidiary of TBT to engage in one or more of the transactions referenced in clauses (a) through (e) above.

“Affiliate” means, with respect to any Person or entity, any Person or entity that, directly or indirectly, controls, is controlled by, or is under common control with, such Person or entity in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person or entity, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Bank” has the meaning set forth in the Recitals.

“Bank Call Reports” shall have the meaning set forth in Section 3.05(b).

“Bank Merger” shall have the meaning set forth in Recitals.

“Bank Merger Agreement” shall have the meaning set forth in the Section 1.11.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at Law or in equity.

“BHCA” has the meaning set forth in the preamble.

“Business Day” means a day that the Bank is open to the public for the conduct of banking business.

“Call Report” means Consolidated Reports of Condition and Income.

“Cancelled Shares” shall have the meaning set forth in Section 1.05(e).

“Certificate” shall have the meaning set forth in Section 1.06(c).

“Certificate of Merger” shall have the meaning set forth in Section 2.01(b).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“Code” shall have the meaning set forth in the Recitals.

“Continued Employee” shall have the meaning set forth in Section 6.07.

“Controlled Group Plans” shall have the meaning set forth in Section 3.28(g).

“CRA” shall have the meaning set forth in Section 3.32.

“Director Support Agreement” shall have the meaning set forth in Section 5.24.

“Dissenting Shares” shall have the meaning set forth in Section 1.09.

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Employee Plans” shall have the meaning set forth in Section 3.28(a).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common law and all federal, state, local and foreign Laws or regulations, codes, orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of public or employee health or safety or the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, indoor air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, and (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“ERISA” shall have the meaning set forth in Section 3.28(a).

“Exchange Act” shall have the meaning set forth in Section 4.03(b).

“Exchange Agent” shall have the meaning set forth in Section 1.06(a).

“Exchange Fund” shall have the meaning set forth in Section 1.06(b).

“Exchange Ratio” shall have the meaning set forth in Section 1.05(b).

“FDIA” shall have the meaning set forth in Section 2.02(e).

“FDIC” shall have the meaning set forth in Section 2.02(e).

“Federal Reserve” shall have the meaning set forth in Section 3.08.

“FFB” shall have the meaning set forth in the Recitals.

“FFIN” shall have the meaning set forth in the preamble.

“FFIN Board” shall have the meaning set forth in the Recitals.

“FFIN Constituent Documents” shall have the meaning set forth in Section 4.05(b).

“FFIN SEC Reports” shall have the meaning set forth in Section 4.04(a).

“FFIN Stock” shall have the meaning set forth in the Recitals.

“GAAP” shall have the meaning set forth in Section 3.05(a).

“Governmental Entity” means any court, arbitrator, administrative agency or commission, board, bureau or other governmental or Regulatory Agency or instrumentality.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product.

“Indemnified Parties” shall have the meaning set forth in Section 6.12(a).

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“IRS” shall have the meaning set forth in Section 3.12(m).

A person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Letter of Transmittal” shall have the meaning set forth in Section 1.06(c).

“Lien(s)” means any mortgage, security interest, pledge, charges, encumbrance or lien (statutory or otherwise).

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Adverse Change” with respect to any party means any material adverse change in the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves, taken as a whole, of such party has occurred, but excluding any change with respect to, or effect on, such party resulting from: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Texas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; or (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; provided, that with respect to clause (i) through (vii), such party is not affected to a greater extent than other Persons, bank holding companies or insured depository institutions in the industry in which such party operates.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.05(b).

“Merger Sub” shall have the meaning set forth in the preamble.

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(k).

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“PEO” shall have the meaning set forth in Section 3.27(c).

“PEO Agreement” shall have the meaning set forth in Section 3.27(c).

“PEO-Sponsored Plan” shall have the meaning set forth in Section 3.28(a).

“PEO-Sponsored Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“Permitted Dividends” means any declaration, set aside or payment of any cash dividends or any other cash distribution to the TBT shareholders up to an aggregate amount equal to the sum of (i) $2,000,000, plus (ii) solely in the event that the Closing has not occurred before the Q1 Dividend Record Date, an aggregate amount equal to the product of (a) the per share cash dividend on FFIN Stock declared by the FFIN Board with a Q1 Dividend Record Date multiplied by (b) 6,275,806 (which is the number of shares of FFIN Stock constituting the Merger Consideration). For the avoidance of doubt, TBT shall be permitted to pay the Permitted Dividends on or prior to the Closing Date.

“Permitted Encumbrances” shall mean only (i) Liens for Taxes not yet due and payable and that do not constitute penalties, (ii) Liens for Taxes being contested in good faith by appropriate proceedings, (iii) statutory Liens of landlords, (iv) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, (v) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Bank, or have a material detrimental effect on the value thereof or its present use.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Property” or “Properties” shall include all real property currently owned or leased by the Bank, including properties that the Bank has foreclosed on as well as the premises and all improvements and fixtures thereon of the Bank.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.02(d).

“Q1 Dividend Record Date” means the record date set between January 1, 2020 and March 31, 2020 at the regularly scheduled meeting of the FFIN Board for determining the shareholders of FFIN who are entitled to receive the regular quarterly cash dividend on FFIN Stock, if any.

“RAP” shall have the meaning set forth in Section 3.05(b).

“Registration Statement” shall have the meaning set forth in Section 5.13(a).

“Regulatory Agency” means any self-regulatory organization, the Federal Reserve, the FDIC, the OCC, the SEC, or any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“Scheduled Payments” means the payments to be made at the Closing in the amounts, on the terms and to the Persons set forth on Confidential Schedule 10.12.

“SEC” shall have the meaning set forth in Section 3.08.

“Second Certificate of Merger” shall have the meaning set forth in Section 1.10.

“Second Effective Time” shall have the meaning set forth in Section 1.10.

“Second Step Merger” shall have the meaning set forth in the Recitals.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Securities Act” shall have the meaning set forth in Section 4.03(b).

“Shareholders’ Meeting” shall have the meaning set forth in Section 5.02(a).

“SOA” shall have the meaning set forth in Section 5.22(b).

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Coverage” shall have the meaning set forth in Section 5.17.

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies, interest or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, interest, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, charges, duties, levies, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with an Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“TBOC” shall have the meaning set forth in Section 1.01.

“TBT” shall have the meaning set forth in the preamble.

“TBT Board” shall have the meaning set forth in the Recitals.

“TBT Constituent Documents” shall have the meaning set forth in Section 3.04(a).

“TBT Financial Statements” shall have the meaning set forth in Section 3.05(a).

“TBT Option” shall have the meaning set forth in Section 5.28.

“TBT Shareholder Approval” shall have the meaning set forth in Section 5.02(b).

“TBT-Sponsored Plan” shall have the meaning set forth in Section 3.28(a).

“TBT Stock” shall have the meaning set forth in Section 1.05(b).

“TBT Stock Plans” shall have the meaning set forth in Section 5.28.

“TBT Warrant” shall have the meaning set forth in Section 5.30.

“TCPA” shall have the meaning set forth in Section 2.02(c).

“TDB” shall have the meaning set forth in Section 2.02(b).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

Section 10.13    Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

Section 10.14    Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, the prevailing party is entitled to recover reasonable attorneys’ fees and costs incurred therein and determined by the court to be justified.

Section 10.15    Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns.

Section 10.16    Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.17    Public Disclosure. Neither FFIN nor TBT, or Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement; but FFIN and TBT are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement.

Section 10.18    Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.19    Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

Section 10.20    No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

FIRST FINANCIAL BANKSHARES, INC.

By:	/s/ F. Scott Dueser
F. Scott Dueser
President and Chief Executive Officer

BRAZOS MERGER SUB, INC.

By:	/s/ F. Scott Dueser
F. Scott Dueser
President

TB&T BANCSHARES, INC.

By:	/s/ Timothy N. Bryan
Timothy N. Bryan
Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT A

Form of Bank Merger Agreement

[Attached]

EXHIBIT B

Form of Voting Agreement

[Attached]

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) dated as of September 19, 2019, is executed by and among First Financial Bankshares, Inc. (“FFIN”), a Texas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), TB&T Bancshares, Inc., a Texas corporation and registered bank holding company under the BHCA (“TBT”), F. Scott Dueser (“Proxy Holder”), as proxy, and the shareholders of TBT listed on the signature pages to this Agreement (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, FFIN, Brazos Merger Sub, Inc. (“Merger Sub”), a Texas corporation and wholly-owned subsidiary of FFIN, and TBT, have entered into that certain Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), providing for, among other things, FFIN’s acquisition of TBT through the merger of Merger Sub with and into TBT, with TBT surviving the merger as a wholly owned subsidiary of FFIN (the “Merger”);

WHEREAS, the Merger Agreement provides that all of the issued and outstanding shares of common stock, par value $1.00 per share, of TBT (the “Common Stock”), other than Cancelled Shares and Dissenting Shares, will be exchanged for such consideration as set forth in the Merger Agreement;

WHEREAS, as a condition and inducement to FFIN’s willingness to enter into the Merger Agreement, each of the Shareholders have agreed to vote their shares of Common Stock in favor of approval of the Merger Agreement and the transactions contemplated thereby; and

WHEREAS, FFIN is relying on the agreements set forth herein in incurring expenses in reviewing the business of TBT and The Bank & Trust of Bryan/College Station, a Texas banking association with its principal offices in Bryan, Texas and a wholly owned subsidiary of TBT (the “Bank”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Shareholders are benefiting both from such expenditures by FFIN and by the terms of the Merger Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, TBT, FFIN, the Proxy Holder and the Shareholders undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1.    Each Shareholder, being the registered owner or beneficial owner of the number of shares of Common Stock set forth below the Shareholder’s name on the signature pages hereto (for each such Shareholder, the “Shares”), will vote, direct to vote, or act by consent with respect to:

(a)	the Shares;

(b)	all Common Stock the Shareholder owns as of the record date of any meeting of the shareholders of TBT or otherwise as of the date of such vote or consent; and

(c)

all Common Stock the Shareholder owns beneficially and has the power and authority to direct the voting thereof as of the record date of any meeting of the shareholders of TBT or otherwise as of the date of such vote or consent

(clauses (a), (b) and (c), collectively, the “Proxy Shares”), in favor of approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement.

2.    If TBT conducts a meeting of or otherwise seeks approval of its shareholders with respect to any Acquisition Proposal or any other matter that may contradict this Agreement or the Merger Agreement or may prevent FFIN or TBT from completing the Merger, then the Shareholders will vote the Proxy Shares against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Merger Agreement.

3.    Each Shareholder shall not invite or seek any Acquisition Proposal, support (or publicly suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the TBT Board to consider, support or seek any Acquisition Proposal or otherwise take any action designed to make any Acquisition Proposal more likely. None of the Shareholders shall meet or otherwise communicate with any Person that makes or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal. Each Shareholder shall promptly advise TBT of each contact the Shareholder or any of the Shareholder’s representatives may receive from any Person relating to any Acquisition Proposal or otherwise indicating that any Person may wish to participate or engage in any transaction arising out of any Acquisition Proposal and will provide TBT with all information FFIN requests that is available to the Shareholder regarding any such Acquisition Proposal or possible Acquisition Proposal. Each Shareholder will not make any claim or join in any litigation alleging that the TBT Board is required to consider, endorse or support any Acquisition Proposal or to invite or seek any Acquisition Proposal. Each Shareholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair FFIN’s ability to exercise any of the rights granted by the Merger Agreement.

4.    Each Shareholder, severally, but not jointly, represents and warrants to FFIN that:

(a)

Shareholder (i) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Shares free and clear of all liens or encumbrances, (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares, and (iii) has the sole voting power over all of the Shares.

(b)

Shareholder does not beneficially own any Common Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Common Stock or any security exercisable for or convertible into shares of Common Stock, set forth on the signature page of this Agreement.

(c)

Shareholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 5 below). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)

None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Shareholder or to Shareholder’s property or assets.

(e)

No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

(f)

Shareholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting shareholders under the Texas Business Organizations Code (the “TBOC”) with respect to the Merger and (b) confirms receipt of a copy of the provisions of the TBOC related to the rights of dissenting shareholders. Each Shareholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its Affiliates who hold of record any of the Shareholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Shareholder or such Affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of TBT that the Shareholder shall hold of record at the time that the Shareholder may be entitled to assert appraisal rights with respect to the Merger) whether pursuant to the TBOC or otherwise.

5.    In order to better effect the provisions of Sections 1 and 2 of this Agreement, each Shareholder hereby revokes any previously executed proxies and hereby constitutes and appoints Proxy Holder, with full power of substitution, his true and lawful proxy and attorney-in-fact to vote at any meeting of the shareholders of TBT all of the Proxy Shares in favor of the approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement, with such modifications to the Merger Agreement as the parties thereto may make; provided, however, that this proxy will not apply with respect to any vote on approval of the Merger Agreement if the Merger Agreement is modified so as to (a) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (b) materially alter the tax consequences of the receipt thereof under the Merger Agreement in its present form. This proxy shall be limited strictly and solely to the power and authority to vote the Proxy Shares in the manner and for the purpose set forth in Sections 1 and 2 of this Agreement and shall not extend to any other matters.

6.    Each Shareholder hereby covenants and agrees that until this Agreement is terminated in accordance with its terms, each Shareholder will not, and will not agree to, without the consent of FFIN, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or otherwise dispose of (any such transaction, a “Transfer”) any of the Shares or grant any proxy or interest in or with respect to any Shares or deposit any such Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section shall be null and void. This Section shall not prohibit a Transfer of the Shares to any member of Shareholder’s immediate family, to another Shareholder, to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to FFIN and TBT, to be bound by all of the terms of this Agreement.

7.    Proxy Holder, by his execution below, agrees to (a) vote all of the Shareholders’ Proxy Shares at any meeting of the shareholders of TBT, in favor of the approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement, with such modifications to the Merger Agreement as the parties thereto may make; provided, however, that this proxy will not apply with respect to any vote on approval of the Merger Agreement if the Merger Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Merger Agreement in its present form, and (b) in the event of an Acquisition Proposal, to vote all of the Shareholders’ Proxy Shares at any meeting of the shareholders of TBT, against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Merger Agreement.

8.    Each Shareholder acknowledges that FFIN and TBT are relying on this Agreement in incurring expenses in connection with FFIN’s review of TBT and the Bank’s business, in FFIN’s preparation, with TBT’s cooperation, of a proxy statement and Registration Statement on Form S-4, in FFIN’s proceeding with the filing of applications for regulatory approvals, and in their undertaking other actions necessary for completing the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, INCLUDING TO THE EXTENT APPLICABLE, SECTION 21.369 OF THE TBOC. The Shareholders and TBT acknowledge that the performance of this Agreement is intended to benefit FFIN.

9.    This Agreement shall remain in effect until the earliest to occur of (a) the termination of the Merger Agreement, as it may be amended or extended from time to time, pursuant to the terms and conditions contained therein, (b) completion of the transactions contemplated by the Merger Agreement, or (c) one (1) year after the date of this Agreement.

10.    Proxy Holder may, in his sole discretion, appoint a substitute proxy to act as Proxy Holder under this Agreement; provided, that any substitute proxy shall agree in writing to be bound by the terms and conditions of this Agreement. In the event of the death, disability or incapacity of Proxy Holder, FFIN, in its sole discretion, may appoint a substitute proxy to act as Proxy Holder under this Agreement.

11.    The vote of the Proxy Holder will control in any conflict between his vote of the Proxy Shares and a vote by the substitute proxy holder or the Shareholders of the Proxy Shares, and TBT agrees to recognize the vote of the Proxy Holder instead of the vote of substitute proxy holder or the Shareholders if the substitute proxy holder or the Shareholders do not vote in accordance with Sections 1 and 2 of this Agreement.

12.    This Agreement may not be amended, modified, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by FFIN, TBT, Proxy Holder and that Shareholder. Any such amendment, modification, alteration or supplement shall only apply to the Shareholder(s) executing such written agreement and this Agreement will remain in full force and effect with respect to Shareholders who do not execute such written agreement.

13.    For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. An email or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

14.    This Agreement, the Merger Agreement, the Director Support Agreements and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto.

15.    Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by mail or (except in the case of payments) by email or facsimile, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery, email or facsimile, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO TBT OR THE SHAREHOLDERS:

Timothy N. Bryan

Chairman and Chief Executive Officer

TB&T Bancshares, Inc.

1716 Briarcrest Drive, Suite 400

P.O. Box 5847

Bryan, Texas 77805-5847

Phone:

Fax:

E-Mail:

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Chet A. Fenimore, Esq.

Fenimore Kay Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701

Phone:

Fax:

E-Mail:

IF TO FFIN OR PROXY HOLDER:

F. Scott Dueser

President and Chief Executive Officer

First Financial Bankshares, Inc.

400 Pine Street

Abilene, Texas 79601

Phone:

Fax:

E-Mail:

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Fax:

E-Mail:

16.    THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN TAYLOR COUNTY, TEXAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.    All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

18.    If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

19.    Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FIRST FINANCIAL BANKSHARES, INC.

By:
F. Scott Dueser, President and Chief Executive Officer

PROXY HOLDER:

F. Scott Dueser

TB&T BANCSHARES, INC.

By:
Timothy N. Bryan, Chairman and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SHAREHOLDERS

Shareholder:
Number of Shares:

EXHIBIT C

Form of Director Support Agreement

[Attached]

EXHIBIT C

FORM OF DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of September 19, 2019, by and between First Financial Bankshares, Inc., a Texas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), with its principal offices in Abilene, Texas (“FFIN”), and [                    ], an individual resident of the State of Texas (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, FFIN, Brazos Merger Sub, Inc., a Texas corporation and wholly owned subsidiary of FFIN (“Merger Sub”), and TB&T Bancshares, Inc., a Texas corporation and registered bank holding company under the BHCA (“TBT”), have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), providing for FFIN’s acquisition of TBT through the merger of Merger Sub with and into TBT, with TBT surviving as a wholly owned subsidiary of FFIN (the “Merger”); and

WHEREAS, as a condition and inducement to FFIN’s willingness to enter into the Merger Agreement, FFIN and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Merger Agreement intending to be legally bound hereby, FFIN and Director agree as follows;

AGREEMENT

1.    Director Support. Director agrees to use his or her good faith efforts to refrain from harming the goodwill of TBT, any Subsidiary of TBT (“TBT Subsidiary”), FFIN or any Subsidiary of FFIN, and their respective customer, client and vendor relationships. During the term of this Agreement, Director agrees to consider utilizing First Financial Bank, National Association, a national association with its principal office in Abilene, Texas and wholly owned subsidiary of FFIN, when obtaining banking products or services for his or her personal or business needs.

2.    Director Covenants.

(a)    Director acknowledges that he or she has received substantial, valuable consideration, including confidential trade secret and proprietary information relating to the identity and special needs of current and prospective customers of TBT or any TBT Subsidiary, TBT’s and any TBT Subsidiary’s current and prospective services, TBT’s and any TBT Subsidiary’s business projections and market studies, TBT’s and any TBT Subsidiary’s business plans and strategies, TBT’s and any TBT Subsidiary’s studies, and information concerning special services unique to TBT or any TBT Subsidiary. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non-solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of FFIN or any Subsidiary of FFIN, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i.    solicit the business of any person or entity who is a customer of TBT or any TBT Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity;

ii.    acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a location within a 35 mile radius of any location of TBT or any TBT Subsidiary (the “Noncompete Area”) (but notwithstanding the foregoing, Director may (1) acquire an ownership interest in any publicly-traded depository institution, so long as that ownership interest does not exceed 1% of the total number of shares outstanding of that depository institution, and (2) invest in an existing mutual fund that invests, directly or indirectly, in such insured depository institutions);

iii.    from and after the Effective Time, serve as an officer, director, employee, agent or consultant to any insured depository institution that has a location within the Noncompete Area;

iv.    establish or operate a branch or other office of an insured depository institution within the Noncompete Area; or

v.    recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the 12 months preceding the Closing Date was, an employee of TBT or any TBT Subsidiary; but nothing in this Section 2(a)(v) applies to employment other than in financial services.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Noncompete Area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b)    If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c)    Director agrees that (i) this Agreement is entered into in connection with the sale to FFIN of TBT and The Bank & Trust of Bryan/College Station, a Texas banking association with its principal place of business in Bryan, Texas (the “Bank”), (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure FFIN acquires the goodwill of the TBT and the Bank, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.

3.    Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify FFIN in writing and meet with a FFIN representative and a neutral mediator (if FFIN elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity on behalf of a competing business or engages in other activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

4.    Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Merger Agreement is terminated pursuant to Section 9.01 of the Merger Agreement or (b) the date that is twenty-four (24) months after the Closing Date.

5.    Waiver, Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

6.    Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN TAYLOR COUNTY, TEXAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7.    Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

8.    No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9.    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

10.    Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11.    Entire Agreement. This Agreement, the Merger Agreement, the Voting Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto.

12.    Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

13.    Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Director:

If to FFIN:

F. Scott Dueser

President and Chief Executive Officer

First Financial Bankshares, Inc.

400 Pine Street

Abilene, Texas 79601

Fax:

Email:

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Fax:

Email:

14.    Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

15.    Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

Name:

FIRST FINANCIAL BANKSHARES, INC.

By:
Name:	F. Scott Dueser
Title:	President and Chief Executive Officer

EXHIBIT D

Form of Employment Agreement

[Attached]

EXHIBIT E

Form of Director Release

[Attached]

EXHIBIT F

Form of Officer Release

[Attached]

Exhibit 99.1

For immediate release	For More Information:
F. Scott Dueser, President, CEO & Chairman of
First Financial Bankshares, Inc., 325.627.7155

FIRST FINANCIAL BANKSHARES TO ACQUIRE

THE BANK & TRUST OF BRYAN/COLLEGE STATION

ABILENE, Texas, September 19, 2019 – First Financial Bankshares, Inc. (NASDAQ: FFIN) today announced that it has entered into a definitive agreement to acquire TB&T Bancshares, Inc. and its wholly owned subsidiary, The Bank & Trust of Bryan/College Station, Texas. Subject to the terms and conditions of the definitive agreement, the acquisition consideration will consist solely of First Financial Bankshares common stock totaling approximately 6.276 million shares. The purchase price was established based on a $30.28 price per share of FFIN common stock and totaled $190 million as of the close of business on the day both parties agreed to pricing. Pending regulatory and shareholder approval, the acquisition is expected to be finalized in the first quarter of 2020.

The acquisition of The Bank & Trust expands First Financial Bankshares’ growing Texas footprint with five branches in Bryan and College Station, the home of Texas A&M University, with more than sixty thousand students and one of the largest universities in the United States. This community also hosts Blinn College with more than twelve thousand students and the new Rellis Academic Alliance, which is a partnership between Blinn and Texas A&M. This is a high- growth college community that should continue to grow with this higher education influence and all of the related businesses with it.

“We have courted The Bank & Trust for a number of years because they are one of the highest rated banks in Texas, have had steady growth, and have a solid market share in the Bryan/ College Station market,” said F. Scott Dueser, Chairman, President and CEO of First Financial Bankshares. “This bank is well-managed by a group of bankers who have a long history of serving this market and will continue in their present positions. We are looking forward to joining together with The Bank & Trust and the Texas A&M University community with First Financial and our combined rich histories. First Financial was founded in 1890 by Fleming Wills James and John Garland James, who also helped found Texas A&M, where John Garland James was the second President of the University.”

“This is a very strategic acquisition for our company moving into the expanding Bryan/College Station market. Once this acquisition is complete, we will have banking operations throughout Texas with 78 locations that span from Hereford in the Panhandle to Orange in southeast Texas. We welcome this opportunity to bring our expanded banking and wealth management services to this new market by adding The Bank & Trust to the financially strong and growing First Financial Bank family,” Dueser added.

As of June 30, 2019, The Bank & Trust had total assets of $624.5 million, total loans of $445.6 million and total deposits of $538.2 million.

“We are very excited about the pending merger with First Financial Bankshares,” said Tim Bryan, Chairman & CEO of The Bank & Trust. “First Financial is one of the top performing banks in the country and has been for quite some time. First Financial is a first class organization which produces first class results. Its ‘One Bank, Multiple Regions’ concept combines the resources of a big bank with traditional community banking services. As a part of a larger institution, we will be better able to fund our larger customers’ borrowing needs, provide wealth management for our more affluent customers and additional consumer products. It’s a win-win for all of us, our customers and all of Bryan-College Station.”

FFIN was advised by J.P. Morgan Securities, LLC as its financial adviser and Norton Rose Fulbright US LLP as its legal advisor in this transaction, and TB&T Bancshares, Inc. was advised by Stephens, Inc. as its financial advisor and Fenimore Key Harrison & Ford LLP as its legal advisor in this transaction.

About First Financial Bankshares

Headquartered in Abilene, Texas, First Financial Bankshares is a financial holding company that through its subsidiary, First Financial Bank, N.A., operates multiple banking regions with 73 locations in Texas including Abilene, Acton, Albany, Aledo, Alvarado, Beaumont, Boyd, Bridgeport, Brock, Burleson, Cisco, Cleburne, Clyde, Conroe, Cut and Shoot, Decatur, Eastland, El Campo, Fort Worth, Fulshear, Glen Rose, Granbury, Grapevine, Hereford, Huntsville, Keller, Kingwood, Magnolia, Mauriceville, Merkel, Midlothian, Mineral Wells, Montgomery, Moran, New Waverly, Newton, Odessa, Orange, Palacios, Port Arthur, Ranger, Rising Star, Roby, San Angelo, Southlake, Spring, Stephenville, Sweetwater, Tomball, Trent, Trophy Club, Vidor, Waxahachie, Weatherford, Willis, and Willow Park. The Company also operates First Financial Trust & Asset Management Company, N.A., with eight locations and First Technology Services, Inc., a technology operating company.

The Company is listed on The NASDAQ Global Select Market under the trading symbol FFIN. For more information about First Financial Bankshares, please visit our website at http://www.ffin.com.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, First Financial Bankshares intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of First Financial Bankshares common stock to be issued to TB&T Bancshares, Inc. stockholders. The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of TB&T Bancshares, Inc. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL BANKSHARES, TB&T BANCSHARES, INC. AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents, when filed, through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by First Financial Bankshares will be available free of charge by directing a request by telephone or mail to First Financial Bankshares, Inc., 400 Pine Street, Abilene, Texas 79601, Attn: Investor Relations. First Financial Bankshares’ telephone number is 325-627-7155 or on First Financial Bankshares’ website at www.ffin.com, under the tab “Investor Relations”.

First Financial Bankshares, TB&T Bancshares, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TB&T Bancshares, Inc.’s shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of First Financial Bankshares is set forth in the proxy statement for First Financial Bankshares’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 1, 2019. Free copies of this document may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward Looking Statement

Certain statements contained herein may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company’s management, as well as assumptions made beyond information currently available to the Company’s management, and may be, but not necessarily are, identified by such words as “expect”, “plan”, “anticipate”, “target”, “forecast” and “goal”. Because such “forward-looking statements” are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company’s reports filed with the Securities and Exchange Commission, which may be obtained under “Investor Relations-Documents/Filings” on the Company’s Web site or by writing or calling the Company at 325-627-7155. Except as otherwise stated in this news announcement, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.